Equinor fourth quarter 2024
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of February 2025
Commission File Number 1-15200
Equinor ASA
(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F X      Form 40-F
This Report on Form 6-K contains a report of the fourth quarter 2024 results of Equinor ASA.
Equinor fourth quarter 2024
2024
Fourth quarter
Financial statements and review
Equinor fourth quarter 2024

2	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Key figures

0.3
SIF
Serious incident
frequency (per million
hours worked)

2.3
TRIF
Total recordable
incident frequency (per
million hours worked)

7

8.74
OIL AND GAS
LEAKAGES
with rate above 0.1 kg/
second during the past
12 months
USD BILLION
Net operating
income

3.91
USD BILLION
Cash flow from
operations after
taxes paid*

0.37
USD PER SHARE
Announced cash
dividend per share

7.90
USD BILLION
Adjusted operating
income*

0.63
USD
Adjusted earnings per
share*

6

6.2
USD BILLION
Share buy-back
programme for 2024
KG / BOE
CO₂ upstream intensity.
Scope 1 CO₂ emissions,
Equinor operated,
100% basis for the full
year of 2024

11.0
MILLION
TONNES CO2e
Absolute scope 1+2
GHG emissions for
the full year
of 2024

829
GWh
Renewable power
generation Equinor
share
Always safe
High value
Low carbon

Press release
Always safe
High value
Low carbon
Equinor fourth quarter 2024

3	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Equinor fourth quarter and full year 2024 results

Press release
Equinor delivered adjusted operating income* of USD 7.90 billion and USD 2.29 billion after tax in the fourth quarter of 2024. Net operating income was USD 8.74 billion and net income was USD 2.00 billion, leading to adjusted earnings per share* of USD 0.63.
The fourth quarter and full year results were characterised by:
•Solid financial performance and 21% return on average capital employed* in 2024
•Strong operational performance with stable oil and gas production
•Continued industrial progress and value driven transactions
Capital distribution
•Proposed fourth quarter cash dividend of USD 0.37 per share
•Announced share buy-back of up to USD 5 billion for 2025
•Expected total capital distribution for 2025 of up to USD 9 billion
•Stronger expected free cash flow*, supporting sustained competitive capital distribution
Equinor is well positioned for stronger cash flow and growth:
•Strategy to deliver competitive shareholder returns. Consistent value driven execution - expecting above 15% return on average capital employed* towards 2030
•Strengthening free cash flow*, expecting USD 23 billion for 2025-2027 by reducing capex and addressing costs
•Increasing oil and gas production, expecting more than 10% growth from 2024-2027
•Reducing investment outlook to renewables and low carbon solutions to around USD 5 billion in total after project financing for 2025-2027
•Lowering expected capacity in renewables to 10-12 gigawatt by 2030
Anders Opedal, President and CEO of Equinor ASA:
“Equinor is well positioned for further growth and competitive shareholder returns. We expect to deliver industry-leading return on average capital employed, above 15% all the way to 2030. Our oil and gas production outlook is increased to more than 10% growth from 2024 to 2027. We strengthen our expected free cash flow significantly compared to last year’s outlook. We do this by high-grading the portfolio, reducing the investment outlook for renewables and low carbon solutions and improving cost across our organisation.”
“Today we announce total capital distribution of up to USD 9 billion for
2025. Supported by stronger free cash flow, we expect to continue to grow the quarterly cash dividend and use share buy backs to ensure a competitive capital distribution also going forward.”
“We have a consistent growth strategy and our strategic direction remains the same. We continue to reduce emissions from our production and build profitable business in renewables and low carbon solutions towards our net zero ambition in 2050. By adapting to market situation and opportunities, we are set to create shareholder value for decades to come.”
“In 2024 we delivered solid financial results and high production through strong operational performance. We now expect the 2025 Johan
Sverdrup production to be close to the level of the last two years. This shows how we work systematically to improve our producing assets to remain a safe and reliable provider of energy.”
Anders Opedal
Equinor fourth quarter 2024

4	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
* For items marked with an asterisk throughout this report, see Use and reconciliation of non-GAAP financial measures in the
Supplementary disclosures.
1) Restated, For more information, see Amended principles for Adjusted operating income in the section ‘Use and reconciliation of non-
GAAP financial measures’ in the Supplementary disclosures.

Financial information	Quarters			Change	Full year				Adjusted operating income*	E&P equity liquids and gas production	Total power generation Equinor
(unaudited, in USD million)	Q4 2024	Q3 2024	Q4 2023	Q4 on Q4	2024	2023	Change	Key figures by segment	(USD million)	(mboe/day)	(GWh)

Net operating income/(loss)	8,735	6,905	8,748	0%	30,927	35,770	(14)%	E&P Norway	6,805	1,398	45
Net income/(loss)	1,999	2,285	2,608	(23)%	8,829	11,904	(26)%	E&P International	303	339
Basic earnings per share (USD)	0.73	0.83	0.88	(17)%	3.12	3.93	(21)%	E&P USA	184	335
Adjusted operating income*1)	7,896	6,887	8,558	(8)%	29,798	36,203	(18)%	MMP	659		601
Adjusted net income*	1,733	2,191	1,842	(6)%	9,177	11,318	(19)%	REN	(100)		784
Adjusted earnings per share* (USD)	0.63	0.79	0.62	1%	3.24	3.74	(13)%	Other incl. eliminations	45
								Equinor Group Q4 2024	7,896	2,072	1,430
Cash flows provided by operating activities	2,421	7,057	2,736	(12)%	20,110	24,701	(19)%	Equinor Group Q4 2023	8,558	2,197	1,241
Cash flow from operations after taxes paid*	3,907	6,247	2,787	40%	17,892	19,741	(9)%	Equinor Group full year 2024	29,798	2,067	4,917
Net cash flow before capital distribution*	(2,155)	3,086	(37)	>(100%)	2,385	8,154	(71)%	Equinor Group full year 2023	36,203	2,082	4,236

Operational information								Net debt to capital employed adjusted*	31 December 2024	31 December 2023	%-point change
								Net debt to capital employed adjusted*	11.9%	(21.6)%	33.5%
Group average liquids price (USD/bbl) [1]	68.5	74.0	75.7	(10)%	74.1	75.0	(1)%
Total equity liquids and gas production (mboe per day) [4]	2,072	1,984	2,197	(6)%	2,067	2,082	(1)%	Dividend (USD per share)	Q4 2024	Q3 2024	Q4 2023
Total power generation (GWh) Equinor share	1,430	1,128	1,241	15%	4,917	4,235	16%	Ordinary cash dividend per share	0.37	0.35	0.35
Renewable power generation (GWh) Equinor share	829	678	694	19%	2,935	1,937	51%	Extraordinary cash dividend per share	—	0.35	0.35

For the full year of 2024, Equinor settled shares in the market under the 2023 and 2024 share buy-back programmes of USD 6,013 million which includes USD 4,023 for the state share of the second, third and fourth tranche of the 2023 programme and the first tranche of the 2024 programme.

Press release
Equinor fourth quarter 2024

5	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Strong operational performance

Press release
Equinor had strong operational performance and
stable production levels in the fourth quarter. The
total equity production was 2,072 mboe per day,
down from 2,197 mboe in the same quarter last year.
On the Norwegian continental shelf (NCS), production
levels were sustained by the ramp-up of Breidablikk
and the addition of new gas wells. However, the
production levels are lower compared to the same
period last year, due to natural decline, outage at
Sleipner B and planned maintenance. For the full year,
Equinor sustained high production level at the NCS,
with record high production from the Troll and Johan
Sverdrup fields.
The production at the Johan Sverdrup field is
expected to continue to be close to 2023 and 2024
levels in 2025. The recovery rate ambition has been
increased from 65% in the plan for development and
operations to 75% now, including Johan Sverdrup
phase 3. Effective turnarounds and lower unplanned
losses contributed to the slight increase in production
from the NCS in 2024 compared to 2023.
Internationally, the upstream business delivered lower
production for the fourth quarter compared to the
same period in 2023. The divestments in Azerbaijan
and Nigeria, natural decline, higher turnaround
activities and curtailments in the US contributed to
the decline also for the full year. The decline was
partially offset by the ramp up of new wells on stream
and volumes from the Buzzard field in the UK.
In the quarter, Equinor completed 10 offshore
exploration wells with 4 commercial discoveries. The
Himalia and Cappahayden wells were expensed
during the quarter.
The addition of onshore power plants in Brazil and
Poland during 2023, along with the start-up of the
Mendubim solar projects in 2024, contributed to a
19% increase in renewables power generation in the
quarter and a 51% increase for the full year
compared to the same periods in 2023.
Solid financial results in the fourth quarter
Equinor delivered adjusted operating income* of USD
7.90 billion. and USD 2.29 billion after tax* in the fourth
quarter of 2024.
In the quarter, Equinor recognised net impairments of
USD 280 million, primarily related to acquired early
phase project rights within onshore markets in
renewables.
Equinor realised a European gas price of USD 13.5
per mmbtu and realised liquids prices were USD 68.5
per bbl in the fourth quarter.
The Marketing, Midstream and Processing segment
delivered solid results through equity and third-party
LNG trading. These results were further supported by
physical and financial trading of LPG.
A strong operational performance generated a cash
flow from operating activities, before taxes paid and
working capital items, of USD 9.81 billion for the fourth
quarter. Cash flow from operations after taxes paid*
ended at USD 3.91 billion for the fourth quarter,
bringing the cash flow from operations after taxes
paid* to USD 17.9 billion for the year.
Equinor paid two NCS tax instalments of a total of
USD 5.78 billion in the quarter.
Organic capital expenditure* was USD 3.37 billion for
the quarter, and USD 12.1 billion for the full year. Total
capital expenditure was USD 5.41 billion for the fourth
quarter and USD 16.7 billion for 2024.
After taxes, capital distribution to shareholders and
investments, net cash flow* ended at negative USD
4.57 billion for the fourth quarter and at negative USD
12.2 billion for the full year. Equinor retains a strong
financial position with net debt to capital employed
adjusted ratio* at 11.9% by the end of the fourth
quarter, compared to negative 2.0% at the end of the
third quarter of 2024. The ratio is impacted by the
Ørsted acquisitions and working capital effects over
year-end to take advantage of commodity market
situations.
Strategic progress
Equinor continues to develop the portfolio and deliver
on its strategy in the quarter.
On the NCS, Equinor increased ownership to 69.5% in
the Halten East Unit in The Norwegian Sea. This is an
important project in a core area with strong
profitability and low emissions. A discovery was made
near the Fram field in the North Sea. The activity level
on the NCS is high with 19 ongoing projects towards
2027.
The international portfolio will be strengthened by the
agreement to establish UK’s largest independent oil
and gas company with Shell. The new company is
expected to produce over 140,000 barrels of oil
equivalent per day in 2025 and play a crucial role in
securing UK’s energy supply. Equinor increased its
stake in the Northern Marcellus asset in the US and
exited the upstream businesses in Azerbaijan and
Nigeria.
A major milestone in the carbon capture and storage

Health, safety and the environment	Twelve months average per Q4 2024	Full year 2023
Serious incident frequency (SIF)	0.3	0.4

	Full year 2024	Full year 2023
Upstream CO2 intensity (kg CO2/boe)	6.2	6.7

	Full year 2024	Full year 2023
Absolute scope 1+2 GHG emissions (million tonnes CO2e)	11.0	11.6
portfolio was realised with the final investment
decision and financial close on two of UK’s first carbon
capture and storage infrastructure projects.
The acquisition of a 10% stake in Ørsted was
completed in the quarter giving Equinor exposure to
premium offshore wind assets in operation and a solid
project pipeline.
In 2024 Equinor added proved reserves mainly
through estimate revisions, transactions and
improved recovery projects. The reserve
replacement ratio (RRR) in 2024 was 151%.
Absolute scope 1+2 GHG emissions for Equinor’s
operated production, on a 100% basis, were 11.0
million tonnes CO₂e in 2024. This represents a
decrease of 0.60 million tonnes CO₂e compared to
last year.
The twelve-month average serious incident
frequency (SIF) for the period was 0.3, a decrease
from 2023. The 2024 result represents the lowest
frequency on record.
Equinor fourth quarter 2024

6	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Competitive capital distribution

STRIL PIONER
VS 4403
Powered by LNG
STRIL PIONER
STAVANGER

Press release
The board of directors proposes to the annual general meeting an ordinary cash dividend of USD 0.37 per share for the fourth quarter 2024, an increase of USD 0.02 per share from the third quarter of 2024, in line with previously announced ambition.
The Equinor share will trade ex-dividend on Oslo Børs from and including 15 May and
New York Stock Exchange from and including 16 May 2025.
The interim cash dividends for the first, second and third quarter of 2025, are to be decided by the board of directors on a quarterly basis and in line with the company's dividend policy, subject to existing and renewed authorisation from the annual general meeting, and are expected to be at the same level as for the fourth quarter of 2024.
The fourth tranche of the share buy-back programme for 2024 was completed on 14
January 2025 with a total value of USD 1.6 billion. Following this, the total share buy-
backs under the share buy-back programme for 2024 amounts to USD 6 billion.
The board of directors has decided to announce share buy-back for 2025 of up to
USD 5 billion in total to conclude the two-year programme for 2024–2025. The 2025 share buy-back programme will be subject to market outlook and balance sheet strength. The first tranche of up to USD 1.2 billion of the 2025 share buy-back programme will commence on 6 February and end no later than 2 April 2025.
Commencement of new share buy-back tranches after the first tranche will be decided by the board of directors on a quarterly basis in line with the company's dividend policy and will be subject to existing and new board authorisations for share buy-back from the company's annual general meeting and agreement with the
Norwegian State regarding share buy-back.
All share buy-back amounts include shares to be redeemed by the Norwegian state.
Johan Sverdrup field.
1 All forward looking financial numbers are based on Brent blend 70 USD/bbl, Henry Hub 3.5 USD/MMBtu and European gas price 2025: 13 USD/MMBtu, 2026: 11 USD/MMBtu and thereafter: 9 USD/MMBtu
2 USD/NOK exchange rate assumption of 11
Equinor fourth quarter 2024

7	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Capital markets update: Firm strategic direction

Press release
- stronger free cash flow* and growth
Equinor maintains a firm strategic direction and has
taken action to strengthen free cash flow* and
returns1. With a profitable project portfolio and strict
capital discipline, Equinor expects to deliver high-
value production growth in selected markets creating
value for shareholders.
Key messages:
•Firm strategy – high returns Remaining value
driven in the execution. Expecting return on
average capital employed* above 15% to 2030
•Strengthening free cash flow*
Expecting strengthened free cash flow* to USD 23
billion for 2025 - 2027 by reducing capex and
addressing costs
•Increasing production growth
Expecting above 10% oil and gas production
growth driven by developing an attractive project
portfolio and value adding transactions,
increasing expected 2030 production from 2 to
2.2 million boe per day
•Building resilient business for the future
Lowering investment outlook for renewables and
low-carbon solutions to adapt to market
conditions and further strengthen value creation
for shareholders. Lowering 2030 renewable
capacity ambition to 10-12 gigawatt including
financial investments, and introducing range for
ambition for net carbon intensity reduction.
Maintaining strategic direction towards net zero
Growth in free cash flow*
Equinor has significantly increased the free cash flow*
outlook by reducing investments and addressing
costs. Expected organic capital expenditure* of USD
13 billion for 2025 and on average for the period
2025–2027. After project financing of Empire Wind I,
organic capital expenditure* is expected at USD 11
billion for 2025 and on average USD 12.5 billion for
2026–2027.
Stronger free cash flow provides capacity for Equinor
to continue to deliver competitive capital distribution.
Equinor also strengthens its resilience and can be
cash flow neutral after all investments at an oil price
around 50 dollars per barrel.
Oil and gas - delivering long term value
Equinor expects an oil and gas production growth of
above 10% from 2024 to 2027. In 2030 expected
production is around 2.2 million boe per day, up from
previous expectation of around 2 million. For the NCS,
production is expected to maintain at a high level of
around 1.2 million boe per day all the way to 2035.
Equinor will continue to develop existing fields and an
attractive project portfolio both on the NCS and
internationally. Driving increased recovery and
exploration near infrastructure is expected to bring
high value volumes with short lead time, low cost and
low emissions.
From the international upstream portfolio, Equinor
expects the annual free cash flow* to grow to more
than USD 5 billion in 2030.
A CO2 intensity* around 6 kg per boe is expected by
2030 and the company is on track to deliver on the
2030 ambition of net 50 percent reduction in
operated scope 1 and 2 CO2 emissions.
Renewables and low carbon - adjusting ambitions
to realities
Equinor has high-graded the project portfolios in
renewables and low carbon solutions, and reduced
cost and early phase spend to improve the value
creation for shareholders.The portfolio is expected to
deliver more than 10% life-cycle equity returns. For
renewables, the ambition for installed capacity is
reduced to 10-12 gigawatt by 2030, including the
Ørsted and Scatec ownership positions.
Equinor demonstrates a leading position in carbon
capture and storage and has projects with a storage
capacity of 2.3 million tonnes CO2 installed or under
development. The ambition to store 30-50 million
tonnes of CO2 per annum by 2035 is maintained, and
Equinor has secured licenses with capacity to store
more than 60 million tonnes annually.
To underline that value creation is at the core of
decision making, the ambition to allocate 50% of
gross capital expenditures to renewables and low
carbon solutions by 2030 is retired.
Updated Energy transition plan
The Energy transition plan describes how Equinor
creates value, cuts emissions and develops new
energy solutions to reach net zero by 2050. The
ambition for cutting scope 1 and 2 emissions by 50%
within 2030 is upheld.
The pace of transition depends on frame conditions
and market opportunities to create value. Adjusting
to the market situation and opportunity set, the range
for the net carbon intensity (NCI) ambition will be
15-20% in 2030 and 30-40% in 2035.
Updated outlook for 2025:
•Organic capex expenditures* are estimated at
USD 13 billion for 20252.
•Oil & gas production for 2025 is estimated to
grow 4% compared to 2024 level.
This press release contains Forward Looking
Technology and innovation
Statements. Please see the Forward Looking
Statement disclaimer published on Equinor.com/
investors/cmu- 2025-forward-looking-statements.
Equinor fourth quarter 2024

8	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Fourth quarter 2024 review
Hywind Scotland MCE - Tow to Norway May 2024
Equinor fourth quarter 2024

9	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Group review

Group review

Financial information	Quarters			Change	Full year
(unaudited, in USD million)	Q4 2024	Q3 2024	Q4 2023	Q4 on Q4	2024	2023	Change

Total revenues and other income	27,654	25,446	29,054	(5)%	103,774	107,174	(3)%
Total operating expenses	(18,919)	(18,541)	(20,306)	(7)%	(72,846)	(71,404)	2%
Net operating income/(loss)	8,735	6,905	8,748	—%	30,927	35,770	(14)%

Net financial items	(548)	365	589	>(100%)	58	2,114	(97)%
Income tax	(6,188)	(4,986)	(6,729)	(8)%	(22,157)	(25,980)	(15)%
Net income/(loss)	1,999	2,285	2,608	(23)%	8,829	11,904	(26)%

Adjusted total revenues and other income*1)	26,418	25,518	28,381	(7)%	102,262	105,861	(3)%
Adjusted purchases* [5]	(12,782)	(13,103)	(13,672)	(7)%	(50,024)	(48,003)	4%
Adjusted operating and administrative expenses*1)	(2,784)	(2,805)	(3,256)	(14)%	(11,491)	(11,547)	—%
Adjusted depreciation, amortisation and net impairments*	(2,612)	(2,426)	(2,518)	4%	(9,765)	(9,374)	4%
Adjusted exploration expenses*	(343)	(296)	(377)	(9)%	(1,185)	(734)	61%
Adjusted operating income/(loss)*1)	7,896	6,887	8,558	(8)%	29,798	36,203	(18)%

Adjusted net financial items*	(442)	162	65	>(100%)	192	1,149	(83)%
Income tax less tax effect on adjusting items	(5,721)	(4,857)	(6,782)	(16)%	(20,813)	(26,034)	(20)%
Adjusted net income*	1,733	2,191	1,842	(6)%	9,177	11,318	(19)%

Basic earnings per share (in USD)	0.73	0.83	0.88	(17)%	3.12	3.93	(21)%
Adjusted earnings per share* (in USD)	0.63	0.79	0.62	1%	3.24	3.74	(13)%

Capital expenditures and Investments	3,646	3,098	3,031	20%	12,177	10,575	15%
Cash flows provided by operating activities	2,421	7,057	2,736	(12)%	20,110	24,701	(19)%
Cash flows from operations after taxes paid*	3,907	6,247	2,787	40%	17,892	19,741	(9)%
1)Restated  for Q4 2023 and full year 2023 due to amended principles for 'over-/underlift'. For further information see Amended principles for Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the
Supplementary disclosures.

Operational information	Quarters			Change	Full year
	Q4 2024	Q3 2024	Q4 2023	Q4 on Q4	2024	2023	Change

Total equity liquid and gas production (mboe/day)	2,072	1,984	2,197	(6)%	2,067	2,082	(1)%
Total entitlement liquid and gas production (mboe/ day)	1,953	1,860	2,065	(5)%	1,942	1,954	(1)%
Total Power generation (GWh) Equinor share	1,430	1,128	1,241	15%	4,917	4,235	16%
Renewable power generation (GWh) Equinor share	829	678	694	19%	2,935	1,937	51%

Average Brent oil price (USD/bbl)	74.7	80.2	84.1	(11)%	80.8	82.6	(2)%
Group average liquids price (USD/bbl) [1]	68.5	74.0	75.7	(10)%	74.1	75.0	(1)%
E&P Norway average internal gas price (USD/ mmbtu)	12.05	9.69	11.45	5%	9.47	12.20	(22)%
E&P USA average internal gas price (USD/mmbtu)	2.22	1.46	1.76	26%	1.70	1.77	(4)%
Operations and financial results
Equinor delivered solid financial results in the fourth
quarter, supported by strong operational
performance, despite lower production and overall
commodity prices compared to a strong 2023.
E&P Norway sustained high production levels
throughout the year, driven by strong contributions
from the Johan Sverdrup and Troll fields. Effective
turnaround activities and lower level of unplanned
losses contributed to an increase in NCS production
for the full year of 2024 compared to 2023. In the
fourth quarter, natural decline across several fields
and the fire at Sleipner B more than offset positive
contributions from the ongoing ramp-up of
Breidablikk and the addition of new gas wells.
Portfolio developments in the international upstream
business impacted production levels in the fourth
quarter of 2024. The divestments of interests in
Nigeria and Azerbaijan, which resulted in a net gain
on sale of assets, contributed to a decline in
production for E&P International in the fourth quarter.
Natural decline and temporary shutdowns
contributed to the full year decline, partially offset by
the ramp up of new wells on stream and volumes from
the Buzzard field in the UK. In E&P USA, production
decreased in both the quarter and full year due to
curtailments in the Appalachian Basin and hurricane-
related disruptions, which primarily impacted liquid-
producing assets. The swap transaction of onshore
assets in the US during the second quarter partially
offset the decline in the fourth quarter.
The growth of our renewable energy portfolio
contributed to the total power generation increase in
the fourth quarter and full year of 2024. The addition
of onshore power plants in Brazil and Poland during
2023, along with the start-up of the Mendubim solar
projects in 2024, drove the 19% and 51% increase in
renewable power generation for the fourth quarter
and full year of 2024 compared to the same periods
in 2023, The increase in total power generation was
partially offset by a decrease in gas to power
Equinor fourth quarter 2024

10	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
generation compared to 2023 due to low clean spark
spreads.

Group review
Gas and Power delivered strong results through
equity and third-party LNG trading in the Marketing,
Midstream and Processing segment. These results
were further supported by physical and financial
trading of LPG.
Higher realised gas prices, combined with increased
sales of natural gas and liquids, drove strong revenue
and results for the fourth quarter of 2024. Lower
liquids prices impacted this growth, leading to a
decline in revenue compared to the same quarter last
year. For the full year, both gas and liquids prices
were lower than in 2023, affecting revenues despite
stable production levels and increased sales of
natural gas and liquids.
Reduced operating activity for the fourth quarter of
2024, combined with divestments and a reduction in
development projects within the renewables and low
carbon solutions businesses, has resulted in lower
adjusted operating and administrative expenses*
compared to the same period last year. Adjusted
operating and administrative expenses* was
consistent with the full year of 2023.
The ramp up of new fields, such as Breidablikk, and
the inclusion of Buzzard contributed to the overall
increase in adjusted depreciation, amortisation and
net impairments* in the fourth quarter and full year of
2024 compared to the same periods in 2023. This
increase was partially offset by lower production in
the fourth quarter.
Exploration expenses decreased in the fourth quarter
as fewer wells were expensed in the Gulf of Mexico
compared to the same period last year. This
decrease was partially offset by higher drilling activity
on the NCS. For the full year 2024, higher exploration
activity in Canada, Argentina, and Brazil increased
exploration expenses compared to the prior year. in
which previously expensed wells were capitalised.
Lower interest income due to reduced liquid assets as
well as losses on financial investments resulted in
decreased financial items for the fourth quarter and
full year of 2024, impacting net income and earnings
per share. The decrease was partially offset by
currency gains due to USD strengthening against the
NOK.
Taxes
The effective reported tax rate of 71.5% for the full
year of 2024 increased compared to 68.6% in 2023
due to a higher share of income from jurisdictions with
high tax rates, and currency effects. The effective
reported tax rate of 75.6% for the fourth quarter of
2024 increased compared to 72.1% in 2023. The
increase was mainly due to a higher share of income
from jurisdictions with high tax rates.

Cash flow and net debt
Solid financial results during the fourth quarter of
2024, driven by a strong operational performance,
generated cash flow provided by operating activities
before taxes paid and working capital items of USD
9,813 million. The downward movement in commodity
prices drove this decrease from USD 10,890 million in
the prior year.
Cash flow from operations after taxes paid*
increased compared to the fourth quarter of 2023,
from USD 2,787 million to USD 3,907 million due to
lower tax payments in the quarter. For the full year of
2024, cash flow from operations after taxes paid*
was USD 17,892, down from USD 19,741 million in the
prior year.
Tax payments of USD 5,906 million in the fourth
quarter have reduced from the prior year amount of
USD 8,103 million. The payments primarily consist of
two Norwegian corporation tax instalments.The
reduction in payment compared to the same period in
the prior year reflects the relatively lower pricing
environment of 2024. NCS tax instalments totalling
NOK 105.6 billion are expected to be paid in the first
half of 2025.
A working capital increase of USD 1,486 million
negatively impacted the cash flow in the fourth
quarter of 2024, compared to an increase of USD 51
million in the fourth quarter of 2023.
Net cash flow before capital distribution*decreased
from USD 3,086 million in the prior quarter to
negative USD 2,155 million, primarily reflecting the
increased NCS tax instalments and USD 2,468 million
related to strategic non-current financial investments.
The acquisition of onshore assets in the US and the
divestments in Nigeria and Azerbaijan also impacted
the net cash flow before capital distribution* during
the quarter.
Full year cash flow from operations after taxes paid*
concluded at USD 17,892 million inflow, with an outflow
of USD 12,206 million in net cash flow*, demonstrating
significant shareholder distribution.
A decrease in liquid assets, mainly due to tax
payments, non-current financial investments and
increased working capital, combined with a decrease
in equity during the quarter caused an increase in the
net debt to capital employed adjusted ratio* at the
end of 2024 from negative 2.0% at the end of
September 2024 to positive 11.9%.
Capital distribution
The board of directors proposes to the annual
general meeting an ordinary cash dividend of USD
0.37 per share for the fourth quarter 2024, an
increase of USD 0.02 per share from the third
quarter of 2024, in line with previously announced
ambition. The Equinor share will trade ex-dividend on
Oslo Børs from and including 15 May and New York
Stock Exchange from and including 16 May 2025.
The interim cash dividends for the first, second and
third quarter of 2025, are to be decided by the board
of directors on a quarterly basis and in line with the
company's dividend policy, subject to existing and
renewed authorisation from the annual general
meeting, and are expected to be at the same level as
for the fourth quarter of 2024.
The fourth tranche of the share buy-back
programme for 2024 was completed on 14 January
2025 with a total value of USD 1.6 billion. Following
this, the total share buy-backs under the share buy-
back programme for 2024 amounts to USD 6 billion.
The board of directors has decided to announce
share buy-back for 2025 of up to USD 5 billion in total
to conclude the two-year programme for 2024–
2025. The 2025 share buy-back programme will be
subject to market outlook and balance sheet strength.
The first tranche of up to USD 1.2 billion of the 2025
share buy-back programme will commence on 6
February and end no later than 2 April 2025.
Commencement of new share buy-back tranches
after the first tranche will be decided by the board of
directors on a quarterly basis in line with the
company's dividend policy and will be subject to
existing and new board authorisations for share buy-
back from the company's annual general meeting and
agreement with the Norwegian State regarding
share buy-back.
All share buy-back amounts include shares to be
redeemed by the Norwegian state.
3 Restated due to amended principles for ‘over-/underlift’. For more information, see Amended principles for Adjusted operating income in the section ‘Use and reconciliation of non-GAAP financial measures’ in the Supplementary disclosures.
Equinor fourth quarter 2024

11	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
ROACE, organic capital expenditure, and

Group review
reserves
Based on adjusted operating income after tax* and
average capital employed, calculated return on
average capital employed (ROACE)* was 20.6% for
the 12-month period ended 31 December 2024 and
24.8%3 for the 12-month period ended 31 December
2023.
Organic capital expenditures* amounted to USD 12.1
billion for the full year 2024. Total capital
expenditures were USD 16.7 billion for the full year
2024.
Estimated Proved reserves at the end of 2024 were
5,571 million barrels of oil equivalents (boe), a net
increase of 358 million boe compared to 5,214 million
boe at the end of 2023.
The net increase was mainly due to more volumes
added through revisions and improved recovery
projects, increasing the proved reserves by 650
million boe in 2024 compared to 232 million boe in
2023. The net increase in this category was mainly
related to larger fields in Norway where positive
production performance and implementation of
additional recovery projects has increased our
certainty in the expected ultimate recovery. The net
effect of purchases and sales of reserves added to
the increase, with a net increase of 284 million boe in
2024 compared to a net decrease of 4 million boe in
2023. This net increase was mainly due to purchases
of new proved reserves in the Appalachian basin in
the USA and transactions in the Haltenbanken area in
Norway, partially offset by the exit from joint
arrangements in Azerbaijan and Nigeria. The effect of
extensions and discoveries further added to the
increase of the proved reserves, with a net increase
of 123 million boe in 2024 compared to 507 million
boe in 2023. The increase was mainly related to
several new wells drilled in previously undrilled areas
in the Appalachian basin in the USA. The entitlement
production available for sale in 2024 was 699 million
boe compared to 711 million boe in 2023.
This results in a reserve replacement ratio (RRR) of
151% and an organic RRR excluding purchase and
sale of 111% in 2024 compared to 103% and 104% in
2023. The corresponding three-year average
replacement ratio was 110%, and the organic three-
year average was 101% at the end of 2024
compared to 98% and 107% at the end of 2023.
The RRR measures the estimated proved reserves
added to the reserve base, including the effects of
sales and purchases, relative to the amount of oil and
gas produced.
All reserves numbers are preliminary.
Health, safety and the environment
The twelve-month average serious incident
frequency (SIF) for the period ending 31 December
2024 was 0.3, a decrease from 2023 which ended at
0.4. The 2024 result represents the lowest frequency
on record.
Absolute scope 1+2 GHG emissions for Equinor’s
Equinor Poland
operated production, on a 100% basis, were 11.0
million tonnes CO₂e in 2024.  This represents a
decrease of 0.60 million tonnes CO₂e compared to
last year. The positive development is largely
attributed to the implementation of electrification
projects on the NCS and permanent shutdown of the
amine plant at Åsgard B. Furthermore,
decommissioning of Heimdal in 2023, along with
turnaround, maintenance and energy efficiency
activities at several fields and plants in 2024,
contributes to a decrease in GHG emissions.
4 USD/NOK exchange rate assumption of 11
Equinor fourth quarter 2024

12	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Outlook

Outlook
•Organic capital expenditures* are estimated at
USD 13 billion for 20254.
•Oil & gas production for 2025 is estimated to
grow 4% compared to 2024 level [6].
•Equinor’s ambition is to keep the unit of
production cost in the top quartile of its peer
group.
•Scheduled maintenance activity is estimated to
reduce equity production by around 30 mboe per
day for the full year of 2025.
These forward-looking statements reflect current
views about future events and are, by their nature,
subject to significant risks and uncertainties because
they relate to events and depend on circumstances
that will occur in the future. Deferral of production to
create future value, gas off-take, timing of new
capacity coming on stream and operational
regularity and levels of industry product supply,
demand and pricing represent the most significant
risks related to the foregoing production guidance.
Our future financial performance, including cash flow
and liquidity, will be affected by the extent and
duration of the current market conditions, the
development in realised prices, including price
differentials and other factors discussed elsewhere in
the report. For further information, see section
Forward-looking statements in the report.
Mongstad
Bacalhau FPSO
Equinor fourth quarter 2024

13	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Supplementary operational disclosures

Supplementary operational disclosures

	Quarters			Change	Full year				Quarters			Change	Full year
Operational information	Q4 2024	Q3 2024	Q4 2023	Q4 on Q4	2024	2023	Change	Operational information	Q4 2024	Q3 2024	Q4 2023	Q4 on Q4	2024	2023	Change

Prices								Equity production (mboe per day)
Average Brent oil price (USD/bbl)	74.7	80.2	84.1	(11)%	80.8	82.6	(2)%	E&P Norway equity liquids production	627	608	658	(5)%	628	645	(3)%
E&P Norway average liquids price (USD/bbl)	71.4	77.1	79.3	(10)%	77.1	78.6	(2)%	E&P International equity liquids production	304	300	323	(6)%	306	304	—%
E&P International average liquids price (USD/bbl)	66.6	71.4	73.1	(9)%	72.1	72.6	(1)%	E&P USA equity liquids production	150	142	174	(14)%	148	162	(9)%
E&P USA average liquids price (USD/bbl)	58.8	65.1	66.0	(11)%	64.5	64.4	—%	Group equity liquids production	1,081	1,050	1,155	(6)%	1,082	1,112	(3)%
Group average liquids price (USD/bbl) [1]	68.5	74.0	75.7	(10)%	74.1	75.0	(1)%	E&P Norway equity gas production	772	701	806	(4)%	758	729	4%
Group average liquids price (NOK/bbl) [1]	754	793	821	(8)%	796	792	—%	E&P International equity gas production	34	34	39	(11)%	34	41	(16)%
E&P Norway average internal gas price (USD/mmbtu) [8]	12.05	9.69	11.45	5%	9.47	12.20	(22)%	E&P USA equity gas production	185	200	197	(6)%	193	200	(4)%
E&P USA average internal gas price (USD/mmbtu) [8]	2.22	1.46	1.76	26%	1.70	1.77	(4)%	Group equity gas production	991	934	1,042	(5)%	985	970	2%
Realised piped gas price Europe (USD/mmbtu) [7]	13.54	11.24	13.07	4%	11.03	13.86	(20)%	Total equity liquids and gas production [4]	2,072	1,984	2,197	(6)%	2,067	2,082	(1)%
Realised piped gas price US (USD/mmbtu) [7]	2.36	1.66	2.07	14%	2.00	2.09	(4)%
Refining reference margin (USD/bbl) [2]	2.7	2.8	6.1	(56)%	5.2	10.2	(49)%	Power generation
								Power generation (GWh) Equinor share	1,430	1,128	1,241	15%	4,917	4,235	16%
Entitlement production (mboe per day)								Renewable power generation (GWh) Equinor share1)	829	678	694	19%	2,935	1,937	51%
E&P Norway entitlement liquids production	627	608	658	(5)%	628	645	(3)%
E&P International entitlement liquids production	245	233	254	(4)%	239	240	(1)%	1)Includes Hywind Tampen renewable power generation.
E&P USA entitlement liquids production	134	127	156	(14)%	133	145	(9)%
Group entitlement liquids production	1,006	968	1,068	(6)%	1,000	1,030	(3)%
E&P Norway entitlement gas production	772	701	806	(4)%	758	729	4%
E&P International entitlement gas production	19	23	24	(20)%	22	26	(17)%
E&P USA entitlement gas production	157	169	167	(6)%	163	168	(3)%
Group entitlement gas production	948	892	997	(5)%	942	924	2%
Total entitlement liquids and gas production [3]	1,953	1,860	2,065	(5)%	1,942	1,954	(1)%
Equinor fourth quarter 2024

14	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Health, safety and the environment

Supplementary operational disclosures

	Twelve months average per Q4 2024	Full year 2023
Total recordable injury frequency (TRIF)	2.3	2.4
Serious Incident Frequency (SIF)	0.3	0.4
Oil and gas leakages (number of)1)	7	10

	Full year 2024	Full year 2023
Upstream CO2 intensity (kg CO2/boe)2)	6.2	6.7

	Full year 2024	Full year 2023
Absolute scope 1+2 GHG emissions (million tonnes CO2e)3)	11.0	11.6
1)Number of leakages with rate above 0.1kg/second during the past 12 months.
2)Operational control, total scope 1 emissions of CO2 from expectations and production, divided by total production (boe).
3)Operational control, total scope 1 and 2 emissions of CO2 and CH4.

Equinor fourth quarter 2024

15	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Exploration & Production Norway

Exploration & Production Norway

Financial information	Quarters			Change	Full year
(unaudited, in USD million)	Q4 2024	Q3 2024	Q4 2023	Q4 on Q4	2024	2023	Change

Total revenues and other income	9,257	8,081	10,076	(8)%	33,643	38,340	(12)%
Total operating expenses	(2,452)	(2,207)	(2,339)	5%	(9,078)	(9,253)	(2)%
Net operating income/(loss)	6,805	5,875	7,737	(12)%	24,564	29,087	(16)%

Adjusted total revenues and other income*1)	9,257	8,081	9,855	(6)%	33,643	38,248	(12)%
Adjusted operating and administrative expenses*1)	(894)	(871)	(1,057)	(15)%	(3,612)	(3,759)	(4)%
Adjusted depreciation, amortisation and net impairments*	(1,382)	(1,193)	(1,144)	21%	(4,954)	(4,429)	12%
Adjusted exploration expenses*	(176)	(143)	(138)	27%	(513)	(476)	8%
Adjusted operating income/(loss)*1)	6,805	5,875	7,515	(9)%	24,564	29,583	(17)%

Additions to PP&E, intangibles and equity accounted investments	1,872	1,462	1,577	19%	6,285	5,939	6%

Operational information	Quarters			Change	Full year
E&P Norway	Q4 2024	Q3 2024	Q4 2023	Q4 on Q4	2024	2023	Change

E&P entitlement liquid and gas production (mboe/ day)	1,398	1,308	1,464	(4)%	1,386	1,375	1%
Average liquids price (USD/bbl)	71.4	77.1	79.3	(10)%	77.1	78.6	(2)%
Average internal gas price (USD/mmbtu)	12.05	9.69	11.45	5%	9.47	12.20	(22)%

1)Restated  for Q4 2023 and full year 2023 due to amended principles for 'over-/underlift'. For further information see
Amended principles for Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures'
in the Supplementary disclosures.

Production & Revenues
In the fourth quarter of 2024 production from E&P
Norway remained robust, but was lower than the
strong deliveries in the same quarter last year. This
was mainly due to natural decline on several fields,
the fire incident at Sleipner B, partly offset by
production from new wells and ramp-up of
Breidablikk. The production decrease was similar for
both gas and liquids.
The production for 2024 ended slightly higher than
for 2023, which is explained by ramp-up of new fields
and lower level of unplanned losses, partly offset by
higher turnaround activity and natural decline.
The liquids price decreased more than the gas price
increased, when comparing the fourth quarter of
2024 compared to the same quarter last year. The
price picture combined with a lower production level
resulted in reduced revenues.
The gas price was high at the start of 2023 but
declined sharply during the year and into 2024. Since
the first quarter of 2024, the gas prices have been
rising slowly, but resulted in 2024 prices being lower
than in 2023, which is the main reason for the
reduced revenues.
Operating expenses and financial results
Operating and administrative expenses decreased in
the fourth quarter and full year 2024 compared to
the same periods last year, mainly due to several
one-off effects in the current quarter, the Statfjord
area divestment and reduction in CO₂ quota prices,
with a partial offset from higher operation and
maintenance activities across several fields.
Adjusted depreciation, amortisation and net
impairments* in the fourth quarter of 2024 was
negatively impacted by impairment of an asset. In the
fourth quarter and full year of 2024, adjusted
depreciation, amortisation and net impairments*
increased compared to the same periods last year
due to the ramp up of new fields and field-specific
investments. This increase was partially offset by the
impact of prior period impairments.
The exploration activity in the fourth quarter of 2024
(13 wells) was higher compared to the same quarter
last year (8 wells). Together with a lower
capitalisation rate this led to an increase in
exploration expenses. The same elements impacted
the full year of 2024 compared to 2023, in addition to
higher average well cost, partly offset by decreased
seismic cost
In 2024, there were no adjusting items impacting net
operating income, whereas 2023 included a USD 222
million gain from the sale of Statfjord ownership
shares in the fourth quarter in addition to a USD 588
million impairment on a North Sea asset.
Equinor fourth quarter 2024

16	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Exploration & Production International

Exploration & Production International

Financial information	Quarters			Change	Full year
(unaudited, in USD million)	Q4 2024	Q3 2024	Q4 2023	Q4 on Q4	2024	2023	Change

Total revenues and other income	2,183	1,597	1,889	16%	7,343	7,032	4%
Total operating expenses	(1,159)	(1,190)	(1,553)	(25)%	(4,597)	(4,700)	(2)%
Net operating income/(loss)	1,024	407	336	>100%	2,746	2,332	18%

Adjusted total revenues and other income*1)	1,378	1,597	1,867	(26)%	6,538	6,910	(5)%
Adjusted purchases*	64	11	(45)	N/A	85	(70)	N/A
Adjusted operating and administrative expenses*1)	(542)	(519)	(540)	0%	(2,038)	(1,893)	8%
Adjusted depreciation, amortisation and net impairments*	(538)	(544)	(603)	(11)%	(2,064)	(2,123)	(3)%
Adjusted exploration expenses*	(58)	(138)	(55)	6%	(496)	16	N/A
Adjusted operating income/(loss)*1)	303	407	623	(51)%	2,025	2,840	(29)%

Additions to PP&E, intangibles and equity accounted investments	896	760	923	(3)%	3,191	4,376	(27)%

Operational information	Quarters			Change	Full year
E&P International	Q4 2024	Q3 2024	Q4 2023	Q4 on Q4	2024	2023	Change

E&P equity liquid and gas production (mboe/day)	339	334	362	(6)%	340	345	(1)%
E&P entitlement liquid and gas production (mboe/ day)	264	256	278	(5)%	261	266	(2)%
Production sharing agreements (PSA) effects	74	79	83	(11)%	79	79	0%
Average liquids price (USD/bbl)	66.6	71.4	73.1	(9)%	72.1	72.6	(1)%

1)Restated for Q4 2023 and full year 2023 due to amended principles for 'over-/underlift'. For further information see
Amended principles for Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures'
in the Supplementary disclosures.

Production & Revenues
The decrease in equity production in the fourth
quarter of 2024 compared to the same quarter last
year is mainly due to natural decline in certain fields
along with the divestments in Azerbaijan and Nigeria
concluded on 29th November and 6th December
2024 respectively. The decreased equity production
was partially offset by contribution from new wells.
The full year production in 2024 slightly decreased
compared to 2023. Natural decline and temporary
shutdowns, mainly in Brazil, together with the
divestments in Azerbaijan and Nigeria, were offset by
the contributions from new wells and additions from
Buzzard in the UK, together with decreased
turnaround activities in 2024.
The decrease in production sharing agreements
(PSA) effects in the fourth quarter of 2024 compared
to same period last year were driven by lower
production from several PSA fields and slightly higher
entitlement factor due to lower oil prices. PSA effects
in 2024 are at the same level compared to 2023.
The decrease in adjusted total revenues and other
income* in the fourth quarter of 2024 was impacted
by divestments, underlift and weaker prices
compared to same quarter in 2023. The decline in full
year adjusted total revenues and other income* is
due to marginally lower lifted volumes and prices
compared to 2023.
Operating expenses and financial results
Operating and administrative expenses increased in
the full year of 2024 compared to the same period
last year. On a year-on-year basis, the increase is
driven by higher operating and maintenance activity
levels in Brazil and the UK, accompanied by increased
transportation costs and tariffs in Brazil. In the fourth
quarter, the cost was on the same level as same
quarter last year.
Depreciation in the fourth quarter and full year of
2024 decreased compared to same periods in 2023
as ACG was classified as ‘held for sale’ throughout
2024. Additionally, depreciation ceased for the UK
assets moved to ‘held for sale’ following the
announcement of the joint venture between Equinor
UK Ltd and Shell UK Limited in December 2024. The
decrease for the full year of 2024 was partially offset
by additional depreciation following inclusion of the
Buzzard field in second half of 2023.
The exploration expenses in the fourth quarter of
2024 were on the same level as the fourth quarter of
2023. For the full year, exploration expenses include
the effects of unsuccessful exploration campaigns in
Canada, Brazil and offshore Argentina in 2024. The
capitalisation of previously expensed exploration
wells in Brazil in 2023 which were deemed commercial
drove the increase year on year.
In the fourth quarter and the full year of 2024, net
operating income increased compared to same
periods last year mainly due to a gain on the sale of
Equinor’s Nigerian business partially offset by a loss
on the divestment of ACG earlier in 2024.
Additions to PP&E, intangibles and equity accounted
investments have decreased, primarily due to the
acquisition of Suncor Energy UK Limited in 2023. This
is partially offset by higher cost related to the
development projects Rosebank and Raia.
Equinor fourth quarter 2024

17	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Exploration & Production USA

Exploration & Production USA

Financial information	Quarters			Change	Full year
(unaudited, in USD million)	Q4 2024	Q3 2024	Q4 2023	Q4 on Q4	2024	2023	Change

Total revenues and other income	957	943	1,165	(18)%	3,957	4,319	(8)%
Total operating expenses	(773)	(737)	(1,022)	(24)%	(2,925)	(2,966)	(1)%
Net operating income/(loss)	184	207	143	29%	1,031	1,353	(24)%

Adjusted total revenues and other income*	957	943	1,165	(18)%	3,957	4,286	(8)%
Adjusted operating and administrative expenses*	(257)	(314)	(308)	(16)%	(1,142)	(1,156)	(1)%
Adjusted depreciation, amortisation and net impairments*	(408)	(408)	(506)	(19)%	(1,607)	(1,779)	(10)%
Adjusted exploration expenses*	(109)	(15)	(184)	(41)%	(176)	(274)	(36)%
Adjusted operating income/(loss)*	184	207	168	10%	1,031	1,076	(4)%

Additions to PP&E, intangibles and equity accounted investments	1,651	330	332	>100%	3,862	1,206	>100%

Operational information	Quarters			Change	Full year
E&P USA	Q4 2024	Q3 2024	Q4 2023	Q4 on Q4	2024	2023	Change

E&P equity liquid and gas production (mboe/day)	335	342	372	(10)%	341	363	(6)%
E&P entitlement liquid and gas production (mboe/ day)	291	296	323	(10)%	295	314	(6)%
Royalties	44	46	49	(10)%	46	49	(6)%
Average liquids price (USD/bbl)	58.8	65.1	66.0	(11)%	64.5	64.4	0%
Average internal gas price (USD/mmbtu)	2.22	1.46	1.76	26%	1.70	1.77	(4)%
Production & Revenues
In the fourth quarter and full year of 2024, E&P USA
reports lower production compared to the same
periods in 2023 mainly due to lower production
efficiency and hurricane impacts in the Gulf of Mexico.
Additionally production was impacted by curtailment
of production and lower activity affecting the
Appalachia onshore assets.
In the fourth quarter, lower liquids prices negatively
impacted revenue, but was partially offset by higher
gas prices. For the full year of 2024, the lower
production and lower gas prices impacted the results
of E&P USA when compared to the prior year.
Operating expenses and financial results
Operating and administrative expenses decreased in
the fourth quarter and full year of 2024, primarily due
to a legal settlement related to a previously owned
onshore asset in the fourth quarter of 2023. E&P USA
experienced a decrease in operating expenses due
to lower production in the Gulf of Mexico, which was
partially offset by additional workover costs for
certain Gulf of Mexico assets. Furthermore, the
decrease can also be attributed to lower cost asset
base resulting from the transaction with EQT in 2Q
2024.
Depreciation and amortisation decreased in the
fourth quarter and full year of 2024 when compared
to 2023, due to lower production in the Gulf of Mexico
assets and previous year reserve additions. This was
partially offset by an increase due to a change in the
abandonment estimate for a late life asset impacting
the full year of 2024. In the fourth quarter, E&P USA
concluded drilling activity for an exploration prospect
in the Gulf of Mexico. The prospect was non-
commercial and was expensed accordingly. The
fourth quarter and full year exploration expense were
lower than prior year due to the expensing of one
prospect in 2024 and three prospects in 2023.
Net operating income for the full year of 2024 did not
include any impairment or impairment reversals,
compared to USD 266 million in net impairment
reversals for the same period of 2023, which were
primarily related to the assets in the Gulf of Mexico.
Equinor fourth quarter 2024

18	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Marketing, Midstream & Processing

Marketing, Midstream & Processing

Financial information	Quarters			Change	Full year
(unaudited, in USD million)	Q4 2024	Q3 2024	Q4 2023	Q4 on Q4	2024	2023	Change

Total revenues and other income	26,573	25,204	28,668	(7)%	101,792	105,908	(4)%
Total operating expenses	(25,590)	(24,660)	(27,934)	(8)%	(98,466)	(101,925)	(3)%
Net operating income/(loss)	983	544	734	34%	3,326	3,984	(17)%

Adjusted total revenues and other income*	26,266	25,276	28,257	(7)%	101,209	104,860	(3)%
Adjusted purchases* [5]	(24,194)	(23,369)	(26,241)	(8)%	(92,777)	(95,733)	(3)%
Adjusted operating and administrative expenses*	(1,176)	(1,119)	(1,365)	(14)%	(4,871)	(4,988)	(2)%
Adjusted depreciation, amortisation and net impairments*	(236)	(243)	(227)	4%	(949)	(897)	6%
Adjusted operating income/(loss)*	659	545	424	55%	2,612	3,242	(19)%
–Gas and Power	571	454	472	21%	2,063	2,038	1%
–Crude, Products and Liquids	247	252	84	>100%	1,153	1,359	(15)%
–Other	(159)	(161)	(132)	20%	(604)	(155)	>100%

Additions to PP&E, intangibles and equity accounted investments	369	185	218	69%	953	844	13%

Operational information	Quarters			Change	Full year
Marketing, Midstream and Processing	Q4 2024	Q3 2024	Q4 2023	Q4 on Q4	2024	2023	Change

Liquids sales volumes (mmbl)	248.9	258.5	245.6	1%	1,008.8	956.3	5%
Natural gas sales Equinor (bcm)	16.7	14.7	16.1	4%	63.6	58.9	8%
Natural gas entitlement sales Equinor (bcm)	13.7	12.3	14.5	(6)%	53.2	53.2	0%
Power generation (GWh) Equinor share	601	450	547	10%	1,982	2,298	(14)%
Realised piped gas price Europe (USD/mmbtu)3)	13.54	11.24	13.07	4%	11.03	13.86	(20)%
Realised piped gas price US (USD/mmbtu)	2.36	1.66	2.07	14%	2.00	2.09	(4)%

Volumes, Pricing & Revenues
Liquids sales volumes decreased against previous
quarter due to lower third-party volumes partially
offset by higher NCS sales. Full year liquids sales in
2024 increased, compared to the same period in
2023, due to higher sales of third-party volumes.
Gas sales increased compared to previous quarter
primarily because of higher NCS sales. The increase
in gas sales for the full year of 2024 was driven by
higher NCS gas production as well as an increase in
third-party sales, partially offset by lower EPI
production.
Power generation has increased compared to the
previous quarter, primarily due to market seasonality.
For the full year 2024, power generation was lower
than last year, primarily driven by lower clean spark
spread.
The realised European piped gas price increased
compared to the previous quarter, driven by an
increase in market prices attributed to colder
weather and the expected halt of Russian gas flows to
Europe. Compared to the same quarter last year, the
realised European piped gas price increased due to
higher market prices also driven by the same factors.
Realised piped gas price in the US increased
compared to both the previous quarter and same
quarter last year due to higher market prices driven
by a combination of lower storage volumes and
increased demand caused by low temperatures.
Financial Results
During the fourth quarter of 2024, Gas and Power
contributed strongly to adjusted operating income*,
particularly through equity and third party LNG
trading, along with the optimisation of physical piped
gas sales, Adjusted operating income* in Crude,
Products, and Liquids was driven by products and
LPG trading and optimisation of the shipping
portfolio. Additionally, adjusted operating income* in
the Other subsegment was impacted by costs
associated with developing low-carbon projects and
a low refining margin.
Adjusted operating income* increased compared to
the previous quarter. This is mainly explained by
higher value from gas and LNG trading.
Adjusted operating income* for the full year of 2024
was lower than previous year mainly due to the Other
subsegment result which was negatively impacted by
a reduction in refining margins. Lower physical
margins for crude and products affected adversely
the Crude, Products and Liquids subsegment.
Net operating income includes the net effect of gain
on sale of assets, fair value change in commodity
derivatives and storages, impairment reversals,
changes in onerous provisions and operational
storage value.
Equinor fourth quarter 2024

19	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Renewables

Renewables

Financial information	Quarters			Change	Full year
(unaudited, in USD million)	Q4 2024	Q3 2024	Q4 2023	Q4 on Q4	2024	2023	Change

Revenues third party, other revenue and other income	149	26	25	>100%	216	50	>100%
Net income/(loss) from equity accounted investments	26	7	(6)	N/A	100	(33)	N/A
Total revenues and other income	174	33	20	>100%	317	17	>100%
Total operating expenses	(374)	(199)	(185)	>100%	(993)	(774)	28%
Net operating income/(loss)	(200)	(166)	(166)	(21)%	(676)	(757)	11%

Adjusted total revenues and other income*	50	33	2	>100%	193	—	N/A
Adjusted operating and administrative expenses*	(137)	(144)	(176)	(22)%	(524)	(442)	18%
Adjusted depreciation, amortisation and net impairments*	(13)	(5)	(6)	>100%	(44)	(12)	>100%
Adjusted operating income/(loss)*	(100)	(115)	(179)	44%	(375)	(454)	17%

Additions to PP&E, intangibles and equity accounted investments	559	361	696	(20)%	2,153	2,007	7%

Operational information	Quarters			Change	Full year
Renewables	Q4 2024	Q3 2024	Q4 2023	Q4 on Q4	2024	2023	Change

Renewables power generation (GWh) Equinor share	784	646	661	19%	2,802	1,859	51%
Power generation
The addition of onshore power plants in Brazil and
Poland, and the start of production at the partner
operated Mendubim solar plants in Brazil resulted in a
substantial increase in power generation in the fourth
quarter and full year of 2024 compared to the same
periods of 2023. Total onshore renewables
generated 376 GWh in fourth quarter of 2024.
Offshore wind farms generated 407 GWh, with the
majority coming from Dudgeon, Sheringham Shoal
and Arkona. Commercial production at the Dogger
Bank A wind farm is expected to start in the second
half of 2025.
Total revenues and other income
The increase in adjusted total revenues and other
income* for the fourth quarter and full year 2024 was
driven by contributions from the addition of onshore
wind farms in operation in Brazil and Poland, and a
positive movement in net income/(loss) from equity-
accounted investments,
Lower project development costs in 2024 as a
consequence of divestment of the Beacon Wind
project and acquisition of full ownership of Empire
Wind in the first quarter of 2024 drove an increase in
net income/(loss) from equity accounted investments.
Further, capitalisation of expenditures for Bałtyk, the
offshore wind project in Poland, from the third quarter
of 2023 also supported the increase for the full year
of 2024.
Operating expenses and financial results
A reduction in the level of business development from
closing down activities in some emerging markets is
reflected in the decrease in operating and
administrative expenses in the fourth quarter of 2024
when compared to 2023. The prior year also included
higher costs relating to maturing offshore wind
projects. The full year of 2024 had higher operating
activity levels from ongoing development projects in
addition to increased business development
expenditures in the first nine months of 2024. which
drove the movement in adjusted operating and
administrative expenses* year on year.
The adjusted operating loss* for the fourth quarter
and full year was lower than the same periods of
2023, attributable to the increase in total revenues
and other income. For the fourth quarter. the
decrease in adjusted operating and administrative
expenses* also contributed to the overall movement.
Net operating loss for the fourth quarter of 2024 was
impacted by an impairment of USD 211 million, mainly
relating to acquired early phase project rights within
onshore markets, partially offset by the positive effect
of a change in fair value of contingent consideration.
For the full year of 2024 the net operating income/
(loss) also included a USD 147 million net loss resulting
from the asset swap transaction between Equinor
and bp in the first quarter and a USD 50 million
impairment of an offshore wind lease project in
California in the third quarter of 2024.
Net operating income / (loss) for the full year of 2023
included the effects of a USD 300 million impairment
on Equinor’s offshore wind projects on the US
Northeast coast.
In the fourth quarter of 2024, investments of USD 59
million in onshore renewables and USD 500 million in
offshore wind projects were allocated to PP&E,
intangibles, and equity accounted investments. These
additions primarily related to offshore wind assets in
the US and investments related to projects in the UK
and Europe.
Equinor fourth quarter 2024

20	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Condensed interim financial statements and notes
Johan Sverdrup
Equinor fourth quarter

21	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
CONSOLIDATED STATEMENT OF INCOME

Condensed interim financial statements and notes

		Quarters			Full year				Quarters			Full year
(unaudited, in USD million)	Note	Q4 2024	Q3 2024	Q4 2023	2024	2023	(unaudited, in USD million)	Note	Q4 2024	Q3 2024	Q4 2023	2024	2023

Revenues	4	26,535	25,416	28,843	102,502	106,848	Interest income and other financial income		435	460	661	1,951	2,449
Net income/(loss) from equity accounted investments		6	(1)	(31)	49	(1)	Interest expenses and other financial expenses		(401)	(370)	(368)	(1,582)	(1,660)
Other income		1,113	31	242	1,223	327	Other financial items		(582)	275	296	(311)	1,325

Total revenues and other income	2	27,654	25,446	29,054	103,774	107,174	Net financial items	5	(548)	365	589	58	2,114

Purchases [net of inventory variation]		(12,869)	(13,104)	(13,804)	(50,040)	(48,175)	Income/(loss) before tax		8,187	7,271	9,337	30,986	37,884
Operating expenses	3	(2,622)	(2,518)	(2,875)	(10,531)	(10,582)
Selling, general and administrative expenses		(261)	(304)	(403)	(1,255)	(1,218)	Income tax	6	(6,188)	(4,986)	(6,729)	(22,157)	(25,980)
Depreciation, amortisation and net impairments		(2,824)	(2,318)	(2,821)	(9,835)	(10,634)
Exploration expenses		(343)	(296)	(402)	(1,185)	(795)	Net income/(loss)		1,999	2,285	2,608	8,829	11,904

Total operating expenses	2	(18,919)	(18,541)	(20,306)	(72,846)	(71,404)	Attributable to equity holders of the company		1,996	2,282	2,603	8,806	11,885
							Attributable to non-controlling interests		3	3	5	23	19
Net operating income/(loss)	2	8,735	6,905	8,748	30,927	35,770
							Basic earnings per share (in USD)		0.73	0.83	0.88	3.12	3.93
							Diluted earnings per share (in USD)		0.73	0.82	0.88	3.11	3.93
							Weighted average number of ordinary shares outstanding (in millions)		2,739	2,760	2,954	2,821	3,021
							Weighted average number of ordinary shares outstanding diluted (in millions)		2,746	2,767	2,961	2,827	3,027

Equinor fourth quarter

22	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Condensed interim financial statements and notes

	Quarters			Full year
(unaudited, in USD million)	Q4 2024	Q3 2024	Q4 2023	2024	2023

Net income/(loss)	1,999	2,285	2,608	8,829	11,904

Actuarial gains/(losses) on defined benefit pension plans	540	(98)	(894)	1,028	(276)
Income tax effect on income and expenses recognised in OCI1)	(132)	24	211	(239)	66

Items that will not be reclassified to the Consolidated statement of income	408	(74)	(683)	790	(211)

Foreign currency translation effects	(1,979)	972	1,169	(1,943)	(587)
Share of OCI from equity accounted investments	1	(48)	(124)	(42)	(113)

Items that may be subsequently reclassified to the Consolidated statement of income	(1,978)	925	1,045	(1,985)	(701)

Other comprehensive income/(loss)	(1,570)	850	362	(1,196)	(911)

Total comprehensive income/(loss)	429	3,135	2,969	7,633	10,992

Attributable to the equity holders of the company	426	3,132	2,965	7,611	10,974
Attributable to non-controlling interests	3	3	5	23	19

1)Other comprehensive income (OCI).
Mongstadr
Peregrino B. Platform.
Equinor fourth quarter

23	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
CONSOLIDATED BALANCE SHEET

Condensed interim financial statements and notes

		At 31 December	At 31 December
(in USD million)	Note	2024 (unaudited)	2023 (audited)

ASSETS
Property, plant and equipment	2	55,560	58,822
Intangible assets	3	5,654	5,709
Equity accounted investments		2,471	2,508
Deferred tax assets		4,900	7,936
Pension assets		1,717	1,260
Derivative financial instruments		648	559
Financial investments		5,616	3,441
Prepayments and financial receivables		1,379	1,291

Total non-current assets		77,946	81,525

Inventories		4,031	3,814
Trade and other receivables1)		13,590	13,204
Prepayments and financial receivables1)		3,867	3,729
Derivative financial instruments		1,024	1,378
Financial investments		15,335	29,224
Cash and cash equivalents2)		8,120	9,641

Total current assets		45,967	60,990

Assets classified as held for sale	3	7,227	1,064

Total assets		131,141	143,580

1)Disaggregated from the line-item Trade and other receivables starting from the first quarter of 2024.
2)Includes collateral deposits of USD 2.2 billion for 31 December 2024 related to certain requirements set out by exchanges where Equinor is participating. The corresponding figure for 31 December 2023 is USD 1.6 billion.
3)Disaggregated from the line-item Trade, other payables and provisions starting from the first quarter of 2024.

		At 31 December	At 31 December
(in USD million)	Note	2024 (unaudited)	2023 (audited)

EQUITY AND LIABILITIES
Shareholders' equity		42,342	48,490
Non-controlling interests		38	10

Total equity		42,380	48,500

Finance debt	5	19,361	22,230
Lease liabilities		2,261	2,290
Deferred tax liabilities		12,726	13,345
Pension liabilities		3,482	3,925
Provision and other liabilities	7	12,927	15,304
Derivative financial instruments		1,958	1,795

Total non-current liabilities		52,715	58,890

Trade and other payables3)		11,110	9,556
Provisions and other liabilities3)		2,384	2,314
Current tax payable		10,319	12,306
Finance debt	5 8	7,223	5,996
Lease liabilities		1,249	1,279
Dividends payable		1,906	2,649
Derivative financial instruments		833	1,619

Total current liabilities		35,023	35,719

Liabilities directly associated with the assets classified for sale	3	1,023	471

Total liabilities		88,761	95,080

Total equity and liabilities		131,141	143,580
Equinor fourth quarter

24	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Condensed interim financial statements and notes

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	OCI from equity accounted investments	Shareholders' equity	Non-controlling interests	Total equity

At 1 January 2023	1,142	3,041	58,236	(8,855)	424	53,988	1	53,989
Net income/(loss)			11,885			11,885	19	11,904
Other comprehensive income/(loss)			(211)	(587)	(113)	(911)		(911)
Total comprehensive/(loss)						—		10,992
Dividends			(10,783)			(10,783)		(10,783)
Share buy-back	(42)	(3,037)	(2,606)			(5,685)		(5,685)
Other equity transactions		(3)	—			(3)	(10)	(13)
						—
At 31 December 2023	1,101	—	56,521	(9,442)	310	48,490	10	48,500

At 1 January 2024	1,101	—	56,521	(9,442)	310	48,490	10	48,500
Net income/(loss)			8,806			8,806	23	8,829
Other comprehensive income/(loss)			790	(1,943)	(42)	(1,196)		(1,196)
Total comprehensive/(loss)						—		7,633
Dividends			(7,802)			(7,802)		(7,802)
Share buy-back1)	(49)	—	(5,887)			(5,936)		(5,936)
Other equity transactions		—	(20)			(20)	5	(15)

At 31 December 2024	1,052	—	52,407	(11,385)	268	42,342	38	42,380

1)For more information see note 8 Capital distribution
Equinor fourth quarter

25	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
CONSOLIDATED STATEMENT OF CASH FLOWS

Condensed interim financial statements and notes

		Quarters			Full year
(unaudited, in USD million)	Note	Q4 2024	Q3 2024	Q4 2023	2024	2023

Income/(loss) before tax		8,187	7,271	9,337	30,986	37,884

Depreciation, amortisation and net impairments, including exploration write-offs		2,807	2,327	2,849	9,906	10,581
(Gains)/losses on foreign currency transactions and balances	5	(299)	243	289	(166)	(852)
(Gains)/losses on sale of assets and businesses	3	(890)	—	(253)	(772)	8
(Increase)/decrease in other items related to operating activities1), 2)		(101)	(615)	(734)	(2,335)	(1,313)
(Increase)/decrease in net derivative financial instruments		(78)	(272)	(694)	(86)	1,041
Interest received		461	419	399	1,841	1,710
Interest paid		(274)	(139)	(302)	(891)	(1,042)

Cash flow provided by operating activities before taxes paid and working capital items		9,813	9,233	10,890	38,483	48,016

Taxes paid		(5,906)	(2,986)	(8,103)	(20,592)	(28,276)

(Increase)/decrease in working capital		(1,486)	810	(51)	2,218	4,960

Cash flows provided by operating activities		2,421	7,057	2,736	20,110	24,701

Cash (used)/received in business combinations	3	(1,242)	—	(40)	(1,710)	(1,195)
Capital expenditures and investments	3	(3,646)	(3,098)	(3,031)	(12,177)	(10,575)
(Increase)/decrease in financial investments3)		3,295	1,376	(3,010)	9,364	443
(Increase)/decrease in derivative financial instruments		103	(13)	261	143	(1,266)
(Increase)/decrease in other interest-bearing items		(60)	(69)	92	(623)	(87)
Proceeds from sale of assets and businesses4)	3	1,355	6	154	1,470	272

Cash flows provided by/(used in) investing activities		(196)	(1,798)	(5,574)	(3,532)	(12,409)

		Quarters			Full year
(unaudited, in USD million)	Note	Q4 2024	Q3 2024	Q4 2023	2024	2023

Repayment of finance debt		(502)	(190)	(342)	(2,592)	(2,818)
Repayment of lease liabilities		(377)	(367)	(418)	(1,491)	(1,422)
Dividends paid		(1,913)	(1,944)	(2,706)	(8,578)	(10,906)
Share buy-back		(501)	(4,564)	(518)	(6,013)	(5,589)
Net current finance debt and other financing activities		1,491	1,069	1,813	933	2,593

Cash flows provided by/(used in) financing activities		(1,803)	(5,996)	(2,171)	(17,741)	(18,142)

Net increase/(decrease) in cash and cash equivalents		423	(737)	(5,009)	(1,163)	(5,850)

Effect of exchange rate changes in cash and cash equivalents		(305)	98	230	(359)	(87)
Cash and cash equivalents at the beginning of the period (net of overdraft)		8,002	8,641	14,420	9,641	15,579

Cash and cash equivalents at the end of the period (net of overdraft)5)		8,120	8,002	9,641	8,120	9,641
1) This line item includes a net fair value loss of USD 789 million in the fourth quarter 2024 and a net fair value gain of USD
256 million for the full year 2024. The corresponding figures for the prior year were a net fair value gain of USD 347 million in the fourth quarter 2023 and a net fair value gain of USD 77 million for the full year 2023. The fair value adjustments relate to inventory, shares and financial investments.
2) Cash flows related to variation margin collaterals on over-the-counter (OTC) commodity derivates from part of
Equinor's principal revenue-making activities. From 1 January 2024, these cash flows are therefore presented within the line item (increase)/decrease in other items related to operating activities. In previous periods, these cash flows have been presented within the line item Net current finance debt and other financing activities. Comparative figures have not been restated due to immateriality.
3) This line item includes the acquisition of 10 per cent of the shareholding in Ørsted A/S for USD 2.5 billion. See note 5
Financial items.
4) This line item includes cash consideration related to the disposals of the businesses in Nigeria and Azerbaijan, as well as cash consideration related to the sale of gas infrastructure assets in Norway, all in the fourth quarter 2024.  See note 3
Acquisitions and disposals for more information. For the full year 2023, this line item includes cash consideration related to the disposal of Equinor Energy Ireland Limited.
5) At 31 December 2024, 30 September 2024 and 31 December 2023, cash and cash equivalents net overdraft were zero.

Equinor fourth quarter

26	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

Condensed interim financial statements and notes
Note 1. Organisation and basis of
preparation
Organisation and principal activities
Equinor Group (Equinor) consists of Equinor ASA and
its subsidiaries. Equinor ASA is incorporated and
domiciled in Norway and listed on the Oslo Børs
(Norway) and the New York Stock Exchange (USA).
The registered office address is Forusbeen 50,
N-4035, Stavanger, Norway.
The objective of Equinor is to develop, produce and
market various forms of energy and derived products
and services, as well as other businesses. The
activities may also be carried out through
participation in or cooperation with other companies.
Equinor Energy AS, a 100% owned operating
subsidiary of Equinor ASA and owner of all of
Equinor's oil and gas activities and net assets on the
Norwegian continental shelf, is a co-obligor or
guarantor of certain debt obligations of Equinor ASA.
Equinor's condensed interim financial statements for
the fourth quarter of 2024 were authorised for issue
by the board of directors on 4 February 2025.
Basis of preparation
These condensed interim financial statements are
prepared in accordance with IAS 34 Interim Financial
Reporting as issued by the International Accounting
Standards Board (IASB) and as adopted by the
European Union (EU). The condensed interim financial
statements do not include all the information and
disclosures required by IFRS® Accounting Standards
for a complete set of financial statements and should
be read in conjunction with the Consolidated annual
financial statements for 2023. IFRS Accounting
Standards as adopted by the EU differs in certain
respects from IFRS Accounting Standards as issued
by the IASB, however the differences do not impact
Equinor's financial statements for the periods
presented.
Certain amounts in the comparable years have been
reclassified to conform to current year presentation.
As a result of rounding differences, numbers or
percentages may not add up to the total.
The condensed interim financial statements are
unaudited.
Accounting policies
The accounting policies applied in the preparation of
the condensed interim financial statements are
consistent with those used in the preparation of
Equinor’s consolidated annual financial statements for
2023. A description of the material accounting
policies is included in Equinor’s consolidated annual
financial statements for 2023. When determining fair
value, there have been no changes to the valuation
techniques or models and Equinor applies the same
sources of input and the same criteria for
categorisation in the fair value hierarchy as disclosed
in the consolidated annual financial statements for
2023.
For information about IFRS Accounting Standards,
amendments to IFRS Accounting Standards and
IFRIC® Interpretations effective from 1 January 2024,
that could affect the consolidated financial
statements, please refer to note 2 in Equinor’s
consolidated annual financial statements for 2023.
None of the amendments to IFRS Accounting
Standards effective from 1 January 2024 has had a
significant impact on the condensed interim financial
statements. Equinor has not early adopted any IFRS
Accounting Standards, amendments to IFRS
Accounting Standards or IFRIC Interpretations issued
but not yet effective.
Use of judgements and estimates
The preparation of financial statements in conformity
with IFRS Accounting Standards requires
management to make judgments, estimates and
assumptions that affect the application of accounting
policies and the reported amounts of assets, liabilities,
income and expenses. The estimates and associated
assumptions are reviewed on an on-going basis and
are based on historical experience and various other
factors that are believed to be reasonable under the
circumstances. These estimates and assumptions
form the basis for making the judgments about
carrying values of assets and liabilities that are not
readily apparent from other sources. Actual results
may differ from these estimates. Please refer to note
2 in Equinor’s consolidated annual financial
statements for 2023 for more information about
accounting judgement and key sources of estimation
uncertainty. See note 2 Segments in this report for
further information about management’s future
commodity price assumptions and long-term NOK
currency exchange rate assumptions.
.
Note 2. Segments
Equinor’s operations are managed through operating
segments identified on the basis of those components
of Equinor that are regularly reviewed by the chief
operating decision maker, Equinor's Corporate
Executive Officer (CEO). The reportable segments
Exploration & Production Norway (E&P Norway),
Exploration & Production International (E&P
International), Exploration & Production USA (E&P
USA), Marketing, Midstream & Processing (MMP) and
Renewables (REN) correspond to the operating
segments. The operating segments Projects, Drilling &
Procurement (PDP), Technology, Digital & Innovation
(TDI) and Corporate staff and functions are
aggregated into the reportable segment Other
based on materiality. The majority of the costs in PDP
and TDI is allocated to the three Exploration &
Production segments, MMP and REN.
The accounting policies of the reporting segments
equal those applied in these condensed interim
financial statements, except for the line-item
Additions to PP&E, intangibles and equity accounted
investments in which movements related to changes
in asset retirement obligations are excluded as well
as provisions for onerous contracts which reflect only
obligations towards group external parties. The
measurement basis of segment profit is net operating
income/(loss). Deferred tax assets, pension assets,
non-current financial assets, total current assets and
total liabilities are not allocated to the segments.
Transactions between the segments, mainly from the
sale of crude oil, gas, and related products, are
performed at defined internal prices which have been
derived from market prices. The transactions are
eliminated upon consolidation.
Equinor fourth quarter

27	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Fourth quarter 2024
(in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total Group
Revenues third party	61	164	62	26,208	19	22	0	26,535
Revenues and other income inter-segment	9,152	1,211	896	246	5	8	(11,519)	0
Net income/(loss) from equity accounted investments	0	3	0	(17)	26	(5)	0	6
Other income	44	805	0	135	124	5	0	1,113
Total revenues and other income	9,257	2,183	957	26,573	174	29	(11,519)	27,654
Purchases [net of inventory variation]	0	64	0	(24,175)	0	0	11,243	(12,869)
Operating, selling, general and administrative expenses	(894)	(627)	(257)	(1,179)	(150)	52	171	(2,883)
Depreciation and amortisation	(1,318)	(538)	(408)	(236)	(9)	(35)	0	(2,544)
Net impairment (losses)/reversals	(64)	0	0	0	(216)	0	0	(280)
Exploration expenses	(176)	(58)	(109)	0	0	0	0	(343)
Total operating expenses	(2,452)	(1,159)	(773)	(25,590)	(374)	16	11,414	(18,919)
Net operating income/(loss)	6,805	1,024	184	983	(200)	45	(105)	8,735
Additions to PP&E, intangibles and equity accounted investments	1,872	896	1,651	369	559	67	0	5,414

Condensed interim financial statements and notes
Equinor fourth quarter

28	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Third quarter 2024
(in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total Group
Revenues third party	63	126	62	25,133	21	13	0	25,416
Revenues and other income inter-segment	7,988	1,467	881	83	6	8	(10,433)	0
Net income/(loss) from equity accounted investments	0	3	0	(11)	7	0	0	(1)
Other income	31	0	0	0	0	0	0	31
Total revenues and other income	8,081	1,597	943	25,204	33	20	(10,433)	25,446
Purchases [net of inventory variation]	0	11	0	(23,440)	0	0	10,325	(13,104)
Operating, selling, general and administrative expenses	(871)	(519)	(314)	(1,136)	(144)	(17)	179	(2,822)
Depreciation and amortisation	(1,193)	(544)	(408)	(243)	(2)	(34)	0	(2,424)
Net impairment (losses)/reversals	0	0	0	158	(53)	0	0	106
Exploration expenses	(143)	(138)	(15)	0	0	0	0	(296)
Total operating expenses	(2,207)	(1,190)	(737)	(24,660)	(199)	(52)	10,504	(18,541)
Net operating income/(loss)	5,875	407	207	544	(166)	(31)	71	6,905
Additions to PP&E, intangibles and equity accounted investments	1,462	760	330	185	361	41	0	3,141

Condensed interim financial statements and notes
Equinor fourth quarter

29	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Fourth quarter 2023
(in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total Group
Revenues third party	72	297	76	28,372	5	21	—	28,843
Revenues and other income inter-segment	9,780	1,597	1,089	309	4	8	(12,787)	0
Net income/(loss) from equity accounted investments	0	(5)	0	(13)	(6)	(8)	0	(31)
Other income	224	0	0	0	17	0	0	242
Total revenues and other income	10,076	1,889	1,165	28,668	20	22	(12,787)	29,054
Purchases [net of inventory variation]	0	(45)	0	(26,330)	0	0	12,570	(13,804)
Operating, selling, general and administrative expenses	(1,057)	(540)	(308)	(1,384)	(180)	17	173	(3,279)
Depreciation and amortisation	(1,144)	(603)	(506)	(227)	(6)	(31)	0	(2,518)
Net impairment (losses)/reversals	0	(310)	0	7	0	0	0	(303)
Exploration expenses	(138)	(55)	(208)	0	0	0	0	(402)
Total operating expenses	(2,339)	(1,553)	(1,022)	(27,934)	(185)	(15)	12,743	(20,306)
Net operating income/(loss)	7,737	336	143	734	(166)	7	(43)	8,748
Additions to PP&E, intangibles and equity accounted investments	1,577	923	332	218	696	25	0	3,770

Condensed interim financial statements and notes
Equinor fourth quarter

30	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Full year 2024
(in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total Group
Revenues third party	239	635	263	101,208	72	86	—	102,502
Revenues and other income inter-segment	33,296	5,891	3,664	507	20	32	(43,409)	0
Net income/(loss) from equity accounted investments	—	13	—	(59)	100	(6)	—	49
Other income	108	804	30	136	124	21	—	1,223
Total revenues and other income	33,643	7,343	3,957	101,792	317	133	(43,409)	103,774
Purchases [net of inventory variation]	—	85	—	(92,789)	—	—	42,664	(50,040)
Operating, selling, general and administrative expenses	(3,612)	(2,123)	(1,142)	(4,919)	(687)	(44)	742	(11,786)
Depreciation and amortisation	(4,890)	(2,064)	(1,607)	(949)	(34)	(140)	—	(9,684)
Net impairment (losses)/reversals	(64)	—	—	191	(271)	(7)	—	(151)
Exploration expenses	(513)	(496)	(176)	—	—	—	—	(1,185)
Total operating expenses	(9,078)	(4,597)	(2,925)	(98,466)	(993)	(193)	43,406	(72,846)
Net operating income/(loss)	24,564	2,746	1,031	3,326	(676)	(60)	(3)	30,927
Additions to PP&E, intangibles and equity accounted investments	6,285	3,191	3,862	953	2,153	250	—	16,695

Balance sheet information
Equity accounted investments	4	—	—	768	1,530	168	2	2,471
Non-current segment assets	26,695	14,662	12,490	3,259	3,138	971	—	61,214
Non-current assets not allocated to segments								14,261
Total non-current assets								77,946

Condensed interim financial statements and notes
Equinor fourth quarter

31	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Full year 2023
(in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total Group
Revenues third party	230	993	277	105,242	20	85	—	106,848
Revenues and other income inter-segment	37,999	6,009	4,009	633	12	33	(48,695)	0
Net income/(loss) from equity accounted investments	—	28	—	12	(33)	(8)	—	(1)
Other income	111	1	32	23	18	142	—	327
Total revenues and other income	38,340	7,032	4,319	105,908	17	253	(48,695)	107,174
Purchases [net of inventory variation]	—	(70)	—	(95,769)	—	(1)	47,665	(48,175)
Operating, selling, general and administrative expenses	(3,759)	(2,176)	(1,178)	(4,916)	(462)	(201)	893	(11,800)
Depreciation and amortisation	(4,429)	(2,123)	(1,779)	(897)	(12)	(133)	—	(9,373)
Net impairment (losses)/reversals	(588)	(310)	290	(343)	(300)	(10)	—	(1,260)
Exploration expenses	(476)	(20)	(299)	—	—	—	—	(795)
Total operating expenses	(9,253)	(4,700)	(2,966)	(101,925)	(774)	(345)	48,558	(71,404)
Net operating income/(loss)	29,087	2,332	1,353	3,984	(757)	(92)	(137)	35,770
Additions to PP&E, intangibles and equity accounted investments	5,939	4,376	1,206	844	2,007	128	—	14,500

Balance sheet information
Equity accounted investments	3	—	—	783	1,665	57	—	2,508
Non-current segment assets	28,915	17,977	11,049	3,997	1,575	1,018	—	64,530
Non-current assets not allocated to segments								14,487
Total non-current assets								81,525

Condensed interim financial statements and notes
Equinor fourth quarter

32	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Accounting assumptions

Condensed interim financial statements and notes
Management’s future commodity price assumptions
and currency assumptions are used for value in use
impairment testing. While there are inherent
uncertainties in the assumptions, the commodity price
assumptions as well as currency assumptions reflect
management’s best estimate of the price and
currency development over the life of the Group’s
assets based on its view of relevant current
circumstances and the likely future development of
such circumstances, including energy demand
development, energy and climate change policies as
well as the speed of the energy transition, population
and economic growth, geopolitical risks, technology
and cost development and other factors.
Management’s best estimate also takes into
consideration a range of external forecasts.
Equinor has performed a thorough and broad
analysis of the expected development in drivers for
the different commodity markets and exchange rates.

Year
Prices in real terms1)	2030		2040		2050
Brent Blend (USD/bbl)	80	(80)	75	(75)	70	(70)
European gas (USD/mmBtu) - TTF	8.3	(9.4)	9.5	(9.8)	9.5	(9.8)
Henry Hub (USD/mmBtu)	4.3	(4.5)	4.5	(4.4)	4.5	(4.4)
Electricity Germany (EUR/MWh)	71	(80)	74	(73)	74	(73)
EU ETS (EUR/tonne)	101	(107)	136	(131)	165	(153)
1)Basis year 2024, i.e prices have been adjusted for inflation and are presented in real 2024 terms.
Significant uncertainty exists regarding future
commodity price development due to the transition to
a lower carbon economy, future supply actions by
OPEC+ and other factors. Such analysis resulted in
changes in the long-term price assumptions with
effect from the second quarter of 2024. The main
price assumptions applied in impairment and
impairment reversal assessments are disclosed in the
table below as price-points on price curves. Previous
price-points applied from the second quarter of 2023
up to and including the first quarter of 2024 are
provided in brackets.
Further, with effect from the second quarter of 2024,
Equinor implemented new long-term exchange rates.
The USD/NOK rate was revised to 10.0 (previously
8.5), the EUR/NOK rate was revised to 11.5 (previously
10.0) and the USD/GBP rate was revised to 1.30
(previously 1.35). This conclusion was supported by
the historical 5-year average and forward spot
prices in the currency market.

Non-current assets by country
	At 31 December	At 31 December
(in USD million)	2024	2023
Norway1)	30,017	32,977
USA2)	15,638	12,587
Brazil	11,487	10,871
UK2)	1,641	5,535
Angola	1,159	1,103
Canada	1,019	1,157
Argentina	822	648
Denmark	770	973
Poland	644	447
Algeria	348	474
Other	141	265
Total non-current assets3)	63,686	67,038
1)Decrease is mainly due to strengthening of USD versus NOK.
2)Please see note 3 Acquisitions and disposals for more information.
3)Excluding deferred tax assets, pension assets and non-current financial assets. Non-current assets are attributed to country of operations.

Equinor fourth quarter

33	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Note 3. Acquisitions and disposals

Condensed interim financial statements and notes
Acquisitions and disposals
Swap of onshore oil & gas assets in the US
On 31 May 2024, Equinor and EQT Corporation
closed the swap transaction in which Equinor sold its
100% interest in the Marcellus and Utica shale
formations in the Appalachian Basin, located in
southeastern Ohio, and transferred the operatorship
to EQT. In exchange, Equinor acquired 40% of EQT’s
non-operated working interest in the Northern
Marcellus shale formation in Pennsylvania. Following
the transaction, Equinor increased its average
working interest from 15.7% to 25.7% in certain
Expand Energy-operated Northern Marcellus gas
units. Equinor paid a cash consideration of USD 467
million (net of interim period settlement) to EQT to
balance the overall transaction. With this transaction,
Equinor continues to high-grade the US portfolio and
work to strengthen the profitability of the onshore gas
position in the Appalachian Basin. The assets
acquired and liabilities assumed were recognised in
accordance with the principles in IFRS 3 Business
Combinations within the E&P USA segment, mainly as
property, plant, and equipment (USD 750 million) and
intangible assets (USD 505 million).
Acquisition of additional working interests in
onshore oil & gas assets in the US
On 31 December 2024, Equinor closed a transaction
to acquire an additional non-operated interest in the
Northern Marcellus shale formation in Pennsylvania in
the US from EQT Corporation (EQT). Following the
transaction, Equinor increased its average working
interest from 25.7% to 40.7% in certain Expand
Energy-operated Northern Marcellus gas units
continuing high-grading the US portfolio. Equinor paid
a cash consideration of USD 1.242 million to EQT. The
assets acquired and liabilities assumed were
recognised in accordance with the principles in IFRS 3
Business Combinations within the E&P USA segment,
mainly as property, plant, and equipment (USD 1.365
million).
Swap of US Offshore Wind assets
On 24 January 2024, Equinor entered into a swap
agreement with bp to acquire bp’s 50% share and
take full ownership of Empire Offshore Wind Holdings
LLC, including the Empire Wind lease and projects
(Empire Wind), in exchange for its 50% share in
Beacon Wind Holdings LLC, including the Beacon
Wind lease and projects (Beacon Wind). Equinor also
agreed to acquire bp's 50% interest in the South
Brooklyn Marine Terminal (SBMT) lease. Based on the
agreement, Equinor controls and has consolidated
Empire Wind and SBMT from the first quarter of 2024
and has divested its 50% share of Beacon Wind. The
swap of Empire Wind and Beacon Wind was formally
closed on 4 April and SBMT was formally closed on 30
December. The acquisitions were accounted for as
asset acquisitions, and previous holdings were not
revalued. The swap resulted in a combined loss of
USD 147 million in the first quarter 2024, recognised in
the REN segment and presented in the line-item
Operating expenses in the Consolidated statement of
income.
Divestment of interest in Nigeria
On 6 December 2024, Equinor closed a transaction
with Chappal Energies for the sale of Equinor Nigeria
Energy Company (ENEC), which holds a 53.85%
ownership in the oil and gas lease OML 128, including
the unitised 20.21% stake in the Agbami oil field. Total
consideration received amounts to USD 682 million,
including USD 482 million in cash. In addition, the
estimated fair value of deferred and contingent
consideration has been included in the gain of USD
795 million recognised in the fourth quarter within the
E&P International segment, and reported as Other
Income in the Consolidated statement of income. Prior
to closing, Equinor received USD 300 million in
extraordinary dividends.
Divestment of interests in Azerbaijan
On 29 November 2024, Equinor closed a transaction
with the State Oil Company of the Republic of
Azerbaijan (SOCAR) and ONGC Videsh Limited
(ONGC) to sell its interests in its Azerbaijan assets.
The assets comprise a 7.27% non-operated interest in
the Azeri Chirag Gunashli (ACG) oil fields in the
Azerbaijan sector of the Caspian Sea and 8.71%
interest in the Baku-Tbilisi-Ceyhan (BTC) pipeline.
The total consideration for Equinor's Azerbaijan
assets amounted to USD 713 million in cash. A loss of
USD 84 million has been recognised within the E&P
International segment in the fourth quarter and
presented in the line-item Operating expenses in the
Consolidated statement of income.
Held for sale
Joint venture agreement with Shell in the UK
On 5 December 2024, Equinor and Shell agreed to
merge their UK upstream businesses and establish a
joint venture. The parties will hold a 50% equity
interest each. Selected UK North Sea upstream fields,
associated licenses and infrastructure will be
transferred by both parties to the joint venture,
including Equinor’s interests in Rosebank, Mariner and
Buzzard. The joint venture will be accounted for under
the equity method upon completion of the
transaction. Completion of the transaction is subject
to license partners’ and regulatory approvals and is
expected by the end of 2025. As of 31 December
2024, related assets held for sale amounted to USD
6,843 million and liabilities directly associated with
these assets held for sale amounted to USD 740
million. Equinor’s UK upstream business is part of the
E&P International segment.
Equinor fourth quarter

34	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Note 4. Revenues

Condensed interim financial statements and notes
Revenues from contracts with customers by
geographical areas
When attributing the line item Revenues from
contracts with customers for the fourth quarter 2024
to the country of the legal entity executing the sale,
Norway and the USA accounted for 78% and 18%,
respectively, of such revenues (77% and 20%,
respectively, for the third quarter 2024 and 77% and

Revenues from contracts with customers and other revenues
	Quarters			Full year
(in USD million)	Q4 2024	Q3 2024	Q4 2023	2024	2023
Crude oil	13,333	15,017	15,695	58,249	56,861
Natural gas	7,110	5,134	6,597	22,192	26,386
- European gas	5,743	4,247	5,796	18,133	23,174
- North American gas	315	225	298	1,044	1,111
- Other incl. Liquefied natural gas	1,053	662	503	3,015	2,102
Refined products	2,556	2,418	2,710	9,242	10,083
Natural gas liquids	2,044	1,804	2,087	7,751	8,345
Power1)	536	378	504	1,882	2,223
Transportation	278	300	305	1,334	1,425
Other sales1)	345	128	447	649	809
Revenues from contracts with customers	26,202	25,178	28,345	101,298	106,132
Total other revenues2)	333	238	498	1,204	716
Revenues	26,535	25,416	28,843	102,502	106,848
1)As from 1 January 2024, the line item Power has been disaggregated from the line item Other sales. 2023 figures have been disaggregated accordingly.
2)This item mainly relates to commodity derivatives and change in fair value, less cost to sell, of commodity inventories held for trading purposes.

19%, respectively, for the fourth quarter 2023). For
the full year 2024, Norway and the USA accounted
for 79% and 18% of such revenues, respectively,
compared to 79% and 18%, respectively, for the full
year 2023. Revenues from contracts with customers
are mainly reflecting such revenues from the
reporting segment MMP.
Note 5. Financial items

	Quarters			Full year
(in USD million)	Q4 2024	Q3 2024	Q4 2023	2024	2023
Interest income and other financial income	435	460	661	1,951	2,449
Interest expenses and other financial expenses	(401)	(370)	(368)	(1,582)	(1,660)
Net foreign currency exchange gains/(losses)	299	(243)	(289)	166	852
Gains/(losses) on financial investments	(885)	348	139	(522)	123
Gains/(losses) other derivative financial instruments	4	170	445	46	351
Net financial items	(548)	365	589	58	2,114
Equinor has acquired 42,038,108 shares in Ørsted
A/S corresponding to 10.0% of the shares and votes
in the company. Ørsted A/S, a leading developer and
operator in renewables, is a Danish listed company.
Equinor’s ownership position has been built over time,
through a combination of market purchases and a
block trade. The shares are recognised as non-
current financial investment at fair value, and
changes in fair value are recognised as Gains/
(losses) on financial investments. The fair value
of Equinor’s ownership position at 31 December 2024
is USD 1.9 billion.
Equinor has a US Commercial paper programme
available with a limit of USD 5 billion. As of
31 December 2024, USD 4.1 billion were utilised
compared to USD 1.9 billion utilised as of
31 December 2023.
Equinor fourth quarter

35	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Note 6. Income taxes

Condensed interim financial statements and notes

	Quarters			Full year
(in USD million)	Q4 2024	Q3 2024	Q4 2023	2024	2023
Income/(loss) before tax	8,187	7,271	9,337	30,986	37,884
Income tax	(6,188)	(4,986)	(6,729)	(22,157)	(25,980)
Effective tax rate	75.6%	68.6%	72.1%	71.5%	68.6%
The effective reported tax rate of 71.5% for the full
year 2024 increased compared to 68.6% in 2023, due
to higher share of income from jurisdictions with high
tax rates and currency effects in entities that are
taxable in other currencies than the functional
currency.
The effective reported tax rate of 75.6% for the fourth
quarter of 2024 increased compared to 72.1% in
2023. The increase was mainly due to higher share of
income from jurisdictions with high tax rates.
Note 7. Provisions, commitments and
contingent items
Asset retirement obligation
Equinor’s estimated asset retirement obligations
(ARO) have decreased by approximately USD 1,4
billion to USD 10.9 billion at 31 December 2024
compared to year-end 2023, mainly due to increased
discount rates and strengthening of USD versus NOK,
partially offset by net increase in underlying cost
estimates. Changes in ARO are reflected within
Property, plant and equipment and Provisions and
other liabilities in the Consolidated balance sheet.
Litigation and claims
During the normal course of its business, Equinor is
involved in legal and other proceedings, and several
unresolved claims are currently outstanding. The
ultimate liability or asset in respect of such litigation
and claims cannot be determined at this time. Equinor
has provided in its Condensed interim financial
statements for probable liabilities related to litigation
and claims based on the company’s best judgement.
Equinor does not expect that its financial position,
results of operations or cash flows will be materially
affected by the resolution of these legal proceedings.
Equinor fourth quarter

36	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Note 8. Capital distribution

Condensed interim financial statements and notes
Dividend for the fourth quarter 2024 and share
buy-back programme 2025
On 4 February 2025, the board of directors
proposed to the annual general meeting on 14 May
2025 a cash dividend for the fourth quarter of 2024
of USD 0.37 per share. The Equinor shares will trade
ex-dividend 15 May 2025 on the Oslo Børs and 16
May for ADR holders on the New York Stock
Exchange. Record date will be 16 May 2025 and
payment date will be 28 May 2025.
On 4 February 2025, the board of directors further
decided to announce share buy-backs for 2025 of up
to USD 5 billion, in line with the two-year share buy-
back programme for 2024-2025 of USD 10-12 billion
in total as announced February 2024. The share buy-
back programme will be subject to market outlook
and balance sheet strength.
The first tranche of up to USD 1.2 billion of the 2025
share buy-back programme will commence on 6
February and end no later than 2 April 2025. The first
tranche of the 2025 share buy-back programme is
based on the authorisation from the annual general
meeting in May 2024, valid until the next annual
general meeting, but no later than 30 June 2025.
Commencement of new share buy-back tranches
after the first tranche in 2025 will be decided by the
board of directors on a quarterly basis in line with the
company’s dividend policy and will be subject to
board authorisation for share buy-back from the
company’s annual general meeting and agreement
with the Norwegian state regarding share buy-back.
Share buy-back programme 2024
Based on the authorisation from the annual general
meeting on 14 May 2024, the board of directors has,
on a quarterly basis, decided on share buy-back
tranches. The 2024 programme was up to USD 6
billion, including shares to be redeemed from the
Norwegian state.
During the first nine months, Equinor launched three
tranches of USD 4.4 billion in total, of which USD 1,327
million was acquired in the market in first nine months
and USD 125 million was acquired in fourth quarter. In
October 2024, Equinor launched the fourth and final
tranche of USD 1.6 billion including shares to be
redeemed from the Norwegian state, and entered
into an agreement with a third party to purchase
shares for USD 528 million in the market. Of this fourth
tranche, shares for USD 377 million have been
purchased in the market and settled at 31 December
2024, whereas USD 528 million have been recognised
as reduction in equity. The market execution of the
fourth tranche was completed in January 2025.

	Full year
Equity impact of share buy-back programmes (in USD million)	2024	2023
First tranche	396	330
Second tranche	528	550
Third tranche	528	550
Fourth tranche	528	550
Norwegian state share1)	3,956	3,705
Total	5,936	5,685
1)Relates to second to fourth tranche of previous year programme and first tranche of current year programme
In order to maintain the Norwegian state’s ownership
share in Equinor, a proportionate share of the
second, third and fourth tranche of the 2023
programme as well as the first tranche of the 2024
programme was redeemed and cancelled through a
capital reduction by the annual general meeting on 14
May 2024. The Norwegian state’s share of USD 3,956
million (NOK 42.8 billion) following the capital
reduction was settled in July 2024. A proportionate
share of the second, third and fourth tranche of the
2024 programme as well as the first tranche of the
2025 programme will be redeemed and cancelled at
the annual general meeting in May 2025.
Equinor fourth quarter

37	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Supplementary disclosures
Lipno Solar
Equinor fourth quarter 2024

38	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Supplementary disclosures

Supplementary disclosures
Exchange rates

	Quarters			Change	Full year
Exchange rates	Q4 2024	Q3 2024	Q4 2023	Q4 on Q4	2024	2023	Change

USD/NOK average daily exchange rate	11.0072	10.7107	10.8474	1%	10.7434	10.5647	2%
USD/NOK period-end exchange rate	11.3534	10.5078	10.1724	12%	11.3534	10.1724	12%
EUR/USD average daily exchange rate	1.0683	1.0982	1.0747	(1)%	1.0823	1.0810	0%
EUR/USD period-end exchange rate	1.0389	1.1196	1.1050	(6)%	1.0389	1.1050	(6)%
Use and reconciliation of Non-GAAP financial
measures
Non-GAAP financial measures are defined as
numerical measures that either exclude or include
amounts that are not excluded or included in the
comparable measures calculated and presented in
accordance with GAAP (i.e., IFRS Accounting
Standards in the case of Equinor). The following
financial measures included in this report may be
considered non-GAAP financial measures:
Adjusted operating income (previously named
Adjusted earnings) is based on net operating
income/ (loss) and adjusts for certain items affecting
the income for the period to separate out effects that
management considers may not be well correlated to
Equinor’s underlying operational performance in the
individual reporting period. Management believes
adjusted operating income provides an indication of
Equinor’s underlying operational performance and
facilitates comparison of operational trends between
periods. The name of this measure was changed in
2024 to eliminate confusion regarding the basis of
the calculation; additionally, one adjusting item was
removed from the calculation of the measure, as
detailed below in the Amended principles section.
Adjusted operating income after tax (previously
named Adjusted earnings after tax) equals adjusted
operating income less tax on adjusted operating
income. Tax on adjusted operating income is
computed by adjusting the income tax for tax effects
of adjustments made to net operating income. The
tax rate applied is the tax rate applicable to each
adjusting item and tax regime, adjusted for certain
foreign currency effects as well as effects of specific
changes to deferred tax assets. Management
believes adjusted operating income after tax
provides an indication of Equinor’s underlying
operational performance after tax and facilitates
comparisons of operational trends after tax between
periods as it reflects the tax charge associated with
operational performance excluding the impact of
financing. Tax on adjusted operating income should
not be considered indicative of the amount of current
or total tax expense (or taxes payable) for the period.
The name of this measure was changed in 2024 in line
with the change of the name of the pre-tax measure
above.
Adjusted net income is based on net income/(loss)
and provides additional transparency to Equinor’s
underlying financial performance by also including net
financial items and the associated tax effects. This
measure includes adjustments made to arrive at
adjusted operating income after tax, in addition to
specific adjustments related to net financial items and
related tax effects, as well as certain adjustments to
income tax, as described below. Management
believes this measure provides an indication of
Equinor’s underlying financial performance including
the impact from financing and facilitates comparison
of trends between periods.
Adjusted Earnings Per Share (Adjusted EPS) is
computed by dividing Adjusted net income by the
weighted average number of shares outstanding
during the period. Earnings per share is a metric that
is frequently used by investors, analysts and other
parties to assess a company's profitability per share.
Management believes this measure provides an
indication of Equinor’s underlying financial
performance including the impact from financing and
facilitates comparison of trends between periods.
The non-GAAP financial measures presented above
are supplementary measures and should not be
viewed in isolation or as substitutes for net operating
income/(loss), net income/(loss) and earnings per
share, which are the most directly comparable IFRS
Accounting Standards measures. The reconciliation
tables later in this report reconcile the above non-
GAAP measures to the most directly comparable
IFRS Accounting Standards measure or measures.
There are material limitations associated with the
above measures compared with the IFRS Accounting
Standards measures, as these non-GAAP measures
do not include all the items of revenues/ gains or
expenses/losses of Equinor that are required to
evaluate its profitability on an overall basis. The non-
GAAP measures are only intended to be indicative of
the underlying developments in trends of our on-
going operations.
Equinor fourth quarter 2024

39	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Impact of change	Q4 2023			Full year 2023
E&P Norway	As reported	Impact	Restated	As reported	Impact	Restated
Adjusted total revenues and other income	9,871	(16)	9,855	38,213	35	38,248
Over-/underlift	16	(16)	—	(35)	35	—
Adjusted operating and administrative expenses	(1,018)	(40)	(1,057)	(3,730)	(29)	(3,759)
Over-/underlift	40	(40)	—	29	(29)	—
Adjusted operating income/(loss)	7,571	(56)	7,515	29,577	6	29,583
Adjusted operating income/(loss) after tax	1,570	(12)	1,558	6,494	1	6,495

Impact of change	Q4 2023			Full year 2023
E&P International	As reported	Impact	Restated	As reported	Impact	Restated
Adjusted total revenues and other income	1,952	(86)	1,867	6,956	(45)	6,910
Over-/underlift	86	(86)	—	45	(45)	—
Adjusted operating and administrative expenses	(559)	19	(540)	(1,915)	22	(1,893)
Over-/underlift	(19)	19	—	(22)	22	—
Adjusted operating income/(loss)	690	(67)	623	2,863	(23)	2,840
Adjusted operating income/(loss) after tax	255	(33)	222	1,650	(24)	1,626

Impact of change	Q4 2023			Full year 2023
Equinor Group	As reported	Impact	Restated	As reported	Impact	Restated
Adjusted total revenues and other income	28,483	(102)	28,381	105,871	(10)	105,861
Over-/underlift	102	(102)	—	10	(10)	—
Adjusted operating and administrative expenses	(3,235)	(21)	(3,256)	(11,540)	(7)	(11,547)
Over-/underlift	21	(21)	—	7	(7)	—
Adjusted operating income/(loss)	8,681	(123)	8,558	36,220	(17)	36,203
Adjusted operating income/(loss) after tax	1,879	(46)	1,833	10,371	(23)	10,348
Effective tax rates on adjusted operating income	78.4%	0.2%	78.6%	71.4%	0.0%	71.4%
No other line items or segments were affected by the change

Supplementary disclosures
Amended principles for Adjusted operating
income with effect from the first quarter of 2024:
Equinor has made the following changes to the items
adjusted for within Adjusted operating income:
With effect from the first quarter of 2024, Equinor no
longer adjusts for over-/underlift to arrive at adjusted
operating income. Over-/underlift is presented using
the sales method. The sales revenues and associated
costs are reflected in adjusted operating income
when the physical volumes are lifted and sold rather
than when they are produced, in line with IFRS
Accounting Standards. Removing this adjustment is
the result of a comprehensive materiality assessment
and an effort to streamline our reporting. This change
is part of our ongoing commitment to improve the
alternative performance measures we present,
ensuring that the adjustments are meaningful to users
of the financial statements and supplementary
information.
These changes have been applied retrospectively to
the comparative figures. This change only affects the
E&P Norway and E&P International reporting
segments and does not impact the comparative
figures of other segments.
Equinor fourth quarter 2024

40	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Adjusted operating income adjust for the

Supplementary disclosures
following items:
•Changes in fair value of derivatives:
In the ordinary course of business, Equinor enters into
commodity derivative contracts to manage the price
risk exposure relating to future sale and purchase
contracts. These commodity derivatives are
measured at fair value at each reporting date, with
the movements in fair value recognised in the income
statement. By contrast, the related sale and purchase
contracts are not recognised until the transaction
occurs resulting in timing differences. Therefore, with
effect from the first quarter of 2023, the unrealised
movements in the fair value of these commodity
derivative contracts are excluded from adjusted
operating income and deferred until the time of the
physical delivery to minimise the effect of these timing
differences. Further, embedded derivatives within
certain gas contracts and contingent consideration
related to historical divestments are carried at fair
value. Any accounting impacts resulting from such
changes in fair value are also excluded from adjusted
operating income, as these fluctuations are not
indicative of the underlying performance of the
business.
•Periodisation of inventory hedging effect:
Equinor enters into derivative contracts to
manage price risk exposure relating to its
commercial storage. These derivative contracts
are carried at fair value while the inventories are
accounted for at the lower of cost or market
price. An adjustment is made to align the valuation
principles of inventories with related derivative
contracts. The adjusted valuation of inventories is
based on the forward price at the expected
realisation date. This is so that the valuation
principles between commercial storages and
derivative contracts are better aligned.
•The operational storage is not hedged and is not
part of the trading portfolio. Cost of goods sold is
measured based on the FIFO (first-in, first-out)
method, and includes realised gains or losses that
arise due to changes in market prices. These
gains or losses will fluctuate from one period to
another and are not considered part of the
underlying operations for the period.
•Impairment and reversal of impairment are
excluded from adjusted operating income since
they affect the economics of an asset for the
lifetime of that asset, not only the period in which it
is impaired, or the impairment is reversed.
Impairment and reversal of impairment can
impact both the exploration expenses and the
depreciation, amortisation and net impairment
line items.
•Gain or loss from sales of assets is eliminated
from the measure since the gain or loss does not
give an indication of future performance or
periodic performance; such a gain or loss is
related to the cumulative value creation from the
time the asset is acquired until it is sold.
•Eliminations (Internal unrealised profit on
inventories): Volumes derived from equity oil
inventory vary depending on several factors and
inventory strategies, i.e., level of crude oil in
inventory, equity oil used in the refining process
and level of in-transit cargoes. Internal profit
related to volumes sold between entities within the
group, and still in inventory at period end, is
eliminated according to IFRS Accounting
Standards (write down to production cost). The
proportion of realised versus unrealised gain
fluctuates from one period to another due to
inventory strategies and consequently impact net
operating income/ (loss). Write-down to
production cost is not assessed to be a part of the
underlying operational performance, and
elimination of internal profit related to equity
volumes is excluded in adjusted operating income.
•Other items of income and expense are adjusted
when the impacts on income in the period are not
reflective of Equinor’s underlying operational
performance in the reporting period. Such items
may be unusual or infrequent transactions, but
they may also include transactions that are
significant which would not necessarily qualify as
either unusual or infrequent. However, other items
adjusted do not constitute normal, recurring
income and operating expenses for the company.
Other items are carefully assessed and can
include transactions such as provisions related to
reorganisation, early retirement, etc.
•Change in accounting policy is adjusted when
the impacts on income in the period are unusual
or infrequent, and not reflective of Equinor’s
underlying operational performance in the
reporting period.
Adjusted net income incorporates the
adjustments above, as well as the following items
impacting net financial items:
•Changes in fair value of financial derivatives
used to hedge interest bearing instruments.
Equinor enters into financial derivative contracts
to manage interest rate risk on long term interest-
bearing liabilities including bonds and financial
loans. The financial derivative contracts (hedging
instruments) are measured at fair value at each
reporting date, with movements in fair value
recognised in the income statement. The long
term interest-bearing liabilities are measured at
amortised cost and not remeasured at fair value
at each reporting date. This creates
measurement differences and therefore the
movements in the fair value of these financial
derivative contracts and associated tax effects
are excluded from the calculation of adjusted net
income and deferred until the time the underlying
instrument is matured, exercised, or settled.
Management believes that this appropriately
reflects the economic effect of these risk
management activities in each period and
provides an indication of Equinor’s underlying
financial performance.
•Foreign currency gains/losses on positions used
to manage currency risk exposure related to
future payments in NOK and foreign currency
gains/losses on certain intercompany bank
balances. Foreign currency gains/losses on
positions used to manage currency risk exposure
(cash equivalents/financial investments and
related currency derivatives where applicable), as
well as currency gains/losses on certain
intercompany bank balances are eliminated from
adjusted net income. The currency effects on
intercompany bank balances are mainly due to a
large part of Equinor’s operations having NOK as
functional currency, and the effects are offset
within equity as other comprehensive income
arising on translation from functional currency to
presentation currency USD. These currency
effects increase volatility in financial performance,
which does not reflect Equinor’s underlying
financial performance. Management believes that
these adjustments remove periodic fluctuations in
Equinor’s adjusted net income.
Adjustments to income tax and tax rate:
•Derecognition of deferred tax assets or
recognition of previously unrecognised
deferred tax assets. These changes are related
to taxable income in future reporting periods and
are not reflective of performance in the current
reporting period.
•Income tax effects arising only when calculating
income tax in the functional currency USD.
Certain group companies have USD as functional
currency, which is different from the currency in
which the taxable income is measured (tax
currency). Income tax effects arising only when
calculating income tax in the functional currency
Equinor fourth quarter 2024

41	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
•USD, that are not part of the tax calculation in the
tax currency, are adjusted for. Management
believes this better aligns the effective tax rate in
functional currency with the statutory tax rate in
the period.  .

Supplementary disclosures
Net debt to capital employed ratio – In Equinor’s
view, net debt ratios provide a more informative
picture of Equinor’s financial strength than gross
interest-bearing financial debt. Three different net
debt to capital ratios are presented in this report: 1)
net debt to capital employed, 2) net debt to capital
employed adjusted, including lease liabilities, and 3)
net debt to capital employed adjusted. These
calculations are all based on Equinor’s gross interest-
bearing financial liabilities as recorded in the
Consolidated balance sheet and exclude cash, cash
equivalents and current financial investments.
The following adjustments are made in calculating the
net debt to capital employed adjusted, including lease
liabilities ratio and the net debt to capital employed
adjusted ratio: collateral deposits (classified as Cash
and cash equivalents in the Consolidated balance
sheet), and financial investments held in Equinor
Insurance AS (classified as Current financial
investments in the Consolidated balance sheet) are
treated as non-cash and excluded from the
calculation of these non-GAAP measures. Collateral
deposits are excluded since they relate to certain
requirements of exchanges where Equinor is trading
and presented as restricted cash. Financial
investments in Equinor Insurance are excluded as
these investments are not readily available for the
group to meet short term commitments. These
adjustments result in a higher net debt figure and in
Equinor’s view provides a more prudent measure of
the net debt to capital employed ratio than would be
the case without such exclusions. Additionally, lease
liabilities are further excluded in calculating the net
debt to capital employed adjusted ratio. The table
Calculation of capital employed and net debt to
capital employed ratio later in this report details the
calculations for these non-GAAP measures and
reconciles them with the most directly comparable
IFRS Accounting Standards financial measure or
measures.
Organic capital expenditures (organic investments/
capex) – Capital expenditures, defined as Additions
to PP&E, intangibles and equity accounted
investments as presented in note 2 Segments to the
Condensed interim financial statements. Organic
capital expenditures are capital expenditures
excluding expenditures related to acquisitions, leased
assets and other investments with significantly
different cash flow patterns. Equinor believes this
measure gives stakeholders relevant information to
understand the company’s investments in maintaining
and developing its assets. Forward-looking organic
capital expenditures included in this report are not
reconcilable to its most directly comparable IFRS
Accounting Standards measure without
unreasonable efforts, because the amounts excluded
from such IFRS Accounting Standards measure to
determine organic capital expenditures cannot be
predicted with reasonable certainty.
Gross capital expenditures (gross capex) – Gross
capital expenditures represent capital expenditures,
defined as Additions to PP&E, intangibles and equity
accounted investments as presented in the financial
statements, excluding additions to right of use assets
related to leases and capital expenditures financed
through government grants. Equinor adds the
proportionate share of capital expenditures in equity
accounted investments not included in Additions to
PP&E, intangibles and equity accounted investments.
Equinor believes that by excluding additions to right
of use assets related to leases, this measure better
reflects the company's investments in the business to
drive growth. Forward-looking gross capital
expenditures are not reconcilable to its most directly
comparable IFRS measure without unreasonable
efforts, because the amounts included or excluded
from such IFRS measure to determine gross capital
expenditures cannot be predicted with reasonable
certainty.
Return on average capital employed (ROACE) –
ROACE is the ratio of adjusted operating income
after tax to the average capital employed adjusted.
For a reconciliation for adjusted operating income
after tax, see Reconciliation of adjusted operating
income as presented later in this report. Average
capital employed adjusted refers to the average of
the capital employed adjusted values as of 31
December for both the current and the preceding
year, as presented in the table Calculation of capital
employed and net debt to capital employed ratio
later in this report.
Equinor uses ROACE to evaluate performance by
measuring how effectively the company employs its
capital, whether financed through equity or debt.
An IFRS Accounting Standards measure most directly
comparable to ROACE would be calculated as the
ratio of net income/(loss) to average capital
employed that is based on Equinor’s gross interest-
bearing financial liabilities as recorded in the
Consolidated balance sheet, excluding cash, cash
equivalents and current financial investments.
ROACE is used as a supplementary measure and
should not be viewed in isolation or as an alternative
to measures calculated in accordance with IFRS
Accounting Standards, including income before
financial items, income taxes and minority interest, or
net income, or ratios based on these figures.
Forward-looking ROACE included in this report is not
reconcilable to its most directly comparable IFRS
Accounting Standards measure without
unreasonable efforts, because the amounts included
or excluded from IFRS Accounting Standards
measures used to determine ROACE cannot be
predicted with reasonable certainty.
Cash flows from operations after taxes paid (CFFO
after taxes paid) represents, and is used by
management, to evaluate cash generated from
operating activities after taxes paid, which is available
for investing activities, debt servicing and distribution
to shareholders. Cash flows from operations after
taxes paid is not a measure of our liquidity under IFRS
Accounting Standards and should not be considered
in isolation or as a substitute for an analysis of our
results as reported in this report. Our definition of
Cash flows from operations after taxes paid is limited
and does not represent residual cash flows available
for discretionary expenditures. The table Calculation
of CFFO after taxes paid and net cash flow later in
this report provides a reconciliation of Cash flows
from operations after taxes paid to its most directly
comparable IFRS Accounting Standards measure,
Cash flows provided by operating activities before
taxes paid and working capital items, as of the
specified dates. Forward-looking cash flows from
operations after taxes paid included in this report are
not reconcilable to its most directly comparable IFRS
measure without unreasonable efforts, because the
amounts included or excluded from such IFRS
measure to determine cash flows from operations
after taxes paid cannot be predicted with reasonable
certainty.
Net cash flow before capital distribution - Net cash
flow before capital distribution represents, and is
used by management to evaluate, cash generated
from operational and investing activities available for
debt servicing and distribution to shareholders. Net
cash flow before capital distribution is not a measure
of our liquidity under IFRS Accounting Standards and
should not be considered in isolation or as a
substitute for an analysis of our results as reported in
this report. Our definition of Net cash flow before
capital distribution is limited and does not represent
residual cash flows available for discretionary
expenditures. The table Calculation of CFFO after
taxes paid and net cash flow later in this report
provides a reconciliation of Net cash flow before
capital distribution to its most directly comparable
IFRS Accounting Standards measure, Cash flows
provided by operating activities before taxes paid
and working capital items, as of the specified dates.
Equinor fourth quarter 2024

42	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Net cash flow - Net cash flow represents, and is used
by management to evaluate, cash generated from
operational and investing activities available for debt
servicing. Net cash flow is not a measure of our
liquidity under IFRS Accounting Standards and should
not be considered in isolation or as a substitute for an
analysis of our results as reported in this report. Our
definition of Net cash flow is limited and does not
represent residual cash flows available for
discretionary expenditures. The table Calculation of
CFFO after taxes paid and net cash flow later in this
report provides a reconciliation of Net cash flow to its
most directly comparable IFRS Accounting Standards
measure, Cash flows provided by operating activities
before taxes paid and working capital items, as of the
specified dates.

Supplementary disclosures
Free cash flow (adjusted) - Free cash flow
represents, and is used by management, to evaluate
cash generated from operating activities after taxes
paid after allocation of cash to organic capital
expenditures, including shareholder loans to equity
accounted investments, which is available for
corporate debt servicing (including lease liabilities),
distribution of cash to shareholders, and inorganic
investments. Net cash received or paid related to
external project financing in consolidated
subsidiaries, is included. Tax credits and other
government grants are included at recognition.
Free cash flow is based on Cash flows provided by
operating activities before taxes paid and working
capital items, less taxes paid as presented in
separate line items in the cash flow statement.
Deductions are made for allocation of cash to organic
capital expenditures (adjusted for related
government grants and tax credits) and shareholder
loans to equity accounted investments. Net cash
received or paid in relation to external project
financing in subsidiaries is included.
Free cash flow is not a measure of our liquidity under
IFRS Accounting Standards and should not be
considered in isolation or as a substitute for an
analysis of our results as reported in this report. Our
definition of Free cash flow is limited and does not
represent residual cash flows available for
discretionary expenditures.
Forward-looking free cash flows included in this
report are not reconcilable to its most directly
comparable IFRS measure, Cash flows provided by
operating activities before taxes paid and working
capital items, without unreasonable efforts, because
the amounts included or excluded from such IFRS
measure to determine free cash flow cannot be
predicted with reasonable certainty.
For more information on our definitions and use of
non-GAAP financial measures, see section 5.6 Use
and reconciliation of non-GAAP financial measures in
Equinor's 2023 Integrated Annual Report.
Drone Operations Center
Equinor fourth quarter 2024

43	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Reconciliation of adjusted operating income

Supplementary disclosures
The table specifies the adjustments made to each of the profit and loss line item included in the net operating income/
(loss) subtotal.

Items impacting net operating income/(loss) in the fourth quarter of 2024 (in USD million)	Equinor Group	E&P Norway	E&P International	E&P USA	MMP	REN	Other

Net operating income/(loss)	8,735	6,805	1,024	184	983	(200)	(60)

Total revenues and other income	27,654	9,257	2,183	957	26,573	174	(11,490)
Adjusting items	(1,236)	—	(805)	—	(307)	(124)	—
Changes in fair value of derivatives	(102)	—	—	—	(102)	—	—
Gain/loss on sale of assets	(941)	—	(805)	—	(135)	—	—
Periodisation of inventory hedging effect	(70)	—	—	—	(70)	—	—
Provisions	(124)	—	—	—	—	(124)	—
Adjusted total revenues and other income	26,418	9,257	1,378	957	26,266	50	(11,490)

Purchases [net of inventory variation]	(12,869)	—	64	—	(24,175)	—	11,243
Adjusting items	87	—	—	—	(19)	—	105
Eliminations	105	—	—	—	—	—	105
Operational storage effects	(14)	—	—	—	(14)	—	—
Provisions	(5)	—	—	—	(5)	—	—
Adjusted purchases [net of inventory variation]	(12,782)	—	64	—	(24,194)	—	11,348

Operating and administrative expenses	(2,883)	(894)	(627)	(257)	(1,179)	(150)	223
Adjusting items	99	—	84	—	2	13	—
Gain/loss on sale of assets	84	—	84	—	—	—	—
Other adjustments	13	—	—	—	—	13	—
Provisions	2	—	—	—	2	—	—
Adjusted operating and administrative expenses	(2,784)	(894)	(542)	(257)	(1,176)	(137)	223

Items impacting net operating income/(loss) in the fourth quarter of 2024 (in USD million)	Equinor Group	E&P Norway	E&P International	E&P USA	MMP	REN	Other

Depreciation, amortisation and net impairments	(2,824)	(1,382)	(538)	(408)	(236)	(225)	(35)
Adjusting items	211	—	—	—	—	211	—
Impairment	211	—	—	—	—	211	—
Adjusted depreciation, amortisation and net impairments	(2,612)	(1,382)	(538)	(408)	(236)	(13)	(35)

Exploration expenses	(343)	(176)	(58)	(109)	—	—	—
Adjusting items	—	—	—	—	—	—	—
Adjusted exploration expenses	(343)	(176)	(58)	(109)	—	—	—

Sum of adjusting items	(839)	—	(721)	—	(324)	100	105
Adjusted operating income/(loss)	7,896	6,805	303	184	659	(100)	45
Tax on adjusted operating income	(5,603)	(5,276)	(27)	(12)	(302)	13	—
Adjusted operating income/(loss) after tax	2,292	1,529	276	172	356	(87)	45
Equinor fourth quarter 2024

44	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Items impacting net operating income/(loss) in the fourth quarter 2023 (in USD million)	Equinor Group	E&P Norway	E&P International	E&P USA	MMP	REN	Other

Net operating income/(loss)	8,748	7,737	336	143	734	(166)	(36)

Total revenues and other income	29,054	10,076	1,889	1,165	28,668	20	(12,764)
Adjusting items	(673)	(222)	(22)	—	(412)	(17)	(0)
Changes in fair value of derivatives	(65)	—	3	—	(67)	—	—
Gain/loss on sale of assets	(264)	(222)	(25)	—	—	(17)	(0)
Periodisation of inventory hedging effect	(344)	—	—	—	(344)	—	—
Adjusted total revenues and other income1)	28,381	9,855	1,867	1,165	28,257	2	(12,765)

Purchases [net of inventory variation]	(13,804)	0	(45)	—	(26,330)	0	12,570
Adjusting items	132	—	—	—	89	—	43
Eliminations	43	—	—	—	—	—	43
Operational storage effects	89	—	—	—	89	—	—
Adjusted purchases [net of inventory variation]	(13,672)	0	(45)	—	(26,241)	0	12,613

Operating and administrative expenses	(3,279)	(1,057)	(540)	(308)	(1,384)	(180)	190
Adjusting items	23	—	0	(0)	19	4	—
Other adjustments	4	—	—	(0)	—	4	—
Provisions	19	—	—	—	19	—	—
Adjusted operating and administrative expenses1)	(3,256)	(1,057)	(540)	(308)	(1,365)	(176)	190

Supplementary disclosures

Items impacting net operating income/(loss) in the fourth quarter 2023 (in USD million)	Equinor Group	E&P Norway	E&P International	E&P USA	MMP	REN	Other

Depreciation, amortisation and net impairments	(2,821)	(1,144)	(913)	(506)	(220)	(6)	(31)
Adjusting items	303	—	310	—	(7)	—	—
Impairment	303	—	310	—	(7)	—	—
Adjusted depreciation, amortisation and net impairments	(2,518)	(1,144)	(603)	(506)	(227)	(6)	(31)

Exploration expenses	(402)	(138)	(55)	(208)	—	—	—
Adjusting items	25	—	—	25	—	—	—
Impairment	25	—	—	25	—	—	—
Adjusted exploration expenses	(377)	(138)	(55)	(184)	—	—	—

Sum of adjusting items1)	(190)	(222)	288	25	(310)	(13)	43
Adjusted operating income/(loss)1)	8,558	7,515	623	168	424	(179)	7
Tax on adjusted operating income1)	(6,725)	(5,957)	(401)	(90)	(281)	33	(29)
Adjusted operating income/(loss) after tax1)	1,834	1,558	222	78	143	(146)	(22)
1)Restated for Equinor group, E&P Norway and E&P International due to amended principles for 'over-/underlift'. For further information see Amended principles for Adjusted operating income in the section 'Use and reconciliation of non-
GAAP financial measures' in the Supplementary disclosures.
Equinor fourth quarter 2024

45	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Items impacting net operating income/(loss) in the third quarter of 2024 (in USD million)	Equinor Group	E&P Norway	E&P International	E&P USA	MMP	REN	Other

Net operating income/(loss)	6,905	5,875	407	207	544	(166)	39

Total revenues and other income	25,446	8,081	1,597	943	25,204	33	(10,413)
Adjusting items	72	—	—	—	72	—	—
Changes in fair value of derivatives	135	—	—	—	135	—	—
Periodisation of inventory hedging effect	(64)	—	—	—	(64)	—	—
Adjusted total revenues and other income	25,518	8,081	1,597	943	25,276	33	(10,413)

Purchases [net of inventory variation]	(13,104)	0	11	—	(23,440)	—	10,325
Adjusting items	1	—	—	—	71	—	(70)
Eliminations	(70)	—	—	—	—	—	(70)
Operational storage effects	71	—	—	—	71	—	—
Adjusted purchases [net of inventory variation]	(13,103)	0	11	—	(23,369)	—	10,255

Operating and administrative expenses	(2,822)	(871)	(519)	(314)	(1,136)	(144)	162
Adjusting items	17	—	—	0	17	—	—
Provisions	17	—	—	—	17	—	—
Adjusted operating and administrative expenses	(2,805)	(871)	(519)	(314)	(1,119)	(144)	162

Supplementary disclosures

Items impacting net operating income/(loss) in the third quarter of 2024 (in USD million)	Equinor Group	E&P Norway	E&P International	E&P USA	MMP	REN	Other

Depreciation, amortisation and net impairments	(2,318)	(1,193)	(544)	(408)	(85)	(55)	(34)
Adjusting items	(108)	—	—	—	(158)	50	—
Impairment	50	—	—	—	—	50	—
Reversal of impairment	(158)	—	—	—	(158)	—	—
Adjusted depreciation, amortisation and net impairments	(2,426)	(1,193)	(544)	(408)	(243)	(5)	(34)

Exploration expenses	(296)	(143)	(138)	(15)	—	—	—
Adjusting items	—	—	—	—	—	—	—
Adjusted exploration expenses	(296)	(143)	(138)	(15)	—	—	—

Sum of adjusting items	(19)	—	—	0	2	50	(70)
Adjusted operating income/(loss)	6,887	5,875	407	207	545	(115)	(31)
Tax on adjusted operating income	(4,844)	(4,538)	(81)	(46)	(199)	17	4
Adjusted operating income/(loss) after tax	2,042	1,337	326	160	346	(99)	(28)
Equinor fourth quarter 2024

46	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Items impacting net operating income/(loss) in the full year of 2024 (in USD million)	Equinor Group	E&P Norway	E&P International	E&P USA	MMP	REN	Other

Net operating income/(loss)	30,927	24,564	2,746	1,031	3,326	(676)	(64)

Total revenues and other income	103,774	33,643	7,343	3,957	101,792	317	(43,277)
Adjusting items	(1,512)	—	(805)	—	(583)	(124)	—
Changes in fair value of derivatives	(421)	—	—	—	(421)	—	—
Gain/loss on sale of assets	(941)	—	(805)	—	(135)	—	—
Periodisation of inventory hedging effect	(26)	—	—	—	(26)	—	—
Provisions	(124)	—	—	—	—	(124)	—
Adjusted total revenues and other income	102,262	33,643	6,538	3,957	101,209	193	(43,277)

Purchases [net of inventory variation]	(50,040)	—	85	—	(92,789)	—	42,664
Adjusting items	16	—	—	—	12	—	4
Eliminations	4	—	—	—	—	—	4
Operational storage effects	17	—	—	—	17	—	—
Provisions	(5)	—	—	—	(5)	—	—
Adjusted purchases [net of inventory variation]	(50,024)	—	85	—	(92,777)	—	42,668

Operating and administrative expenses	(11,786)	(3,612)	(2,123)	(1,142)	(4,919)	(687)	697
Adjusting items	296	—	84	—	48	163	—
Gain/loss on sale of assets	232	—	84	—	—	147	—
Other adjustments	16	—	—	—	—	16	—
Provisions	48	—	—	—	48	—	—
Adjusted operating and administrative expenses	(11,491)	(3,612)	(2,038)	(1,142)	(4,871)	(524)	697

Supplementary disclosures

Items impacting net operating income/(loss) in the full year of 2024 (in USD million)	Equinor Group	E&P Norway	E&P International	E&P USA	MMP	REN	Other

Depreciation, amortisation and net impairments	(9,835)	(4,954)	(2,064)	(1,607)	(757)	(306)	(148)
Adjusting items	70	—	—	—	(191)	261	—
Impairment	261	—	—	—	—	261	—
Reversal of impairment	(191)	—	—	—	(191)	—	—
Adjusted depreciation, amortisation and net impairments	(9,765)	(4,954)	(2,064)	(1,607)	(949)	(44)	(148)

Exploration expenses	(1,185)	(513)	(496)	(176)	—	—	—
Adjusting items	—	—	—	—	—	—	—
Adjusted exploration expenses	(1,185)	(513)	(496)	(176)	—	—	—

Sum of adjusting items	(1,130)	—	(721)	—	(714)	301	4
Adjusted operating income/(loss)	29,798	24,564	2,025	1,031	2,612	(375)	(60)
Tax on adjusted operating income	(20,736)	(19,013)	(425)	(224)	(1,174)	50	50
Adjusted operating income/(loss) after tax	9,062	5,551	1,600	807	1,438	(325)	(10)
Equinor fourth quarter 2024

47	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Items impacting net operating income/(loss) in the full year of 2023 (in USD million)	Equinor group	E&P Norway	E&P International	E&P USA	MMP	REN	Other

Net operating income/(loss)	35,770	29,087	2,332	1,353	3,984	(757)	(229)

Total revenues and other income	107,174	38,340	7,032	4,319	105,908	17	(48,442)
Adjusting items	(1,313)	(92)	(121)	(32)	(1,049)	(17)	(1)
Changes in fair value of derivatives	(711)	128	(96)	—	(743)	—	—
Gain/loss on sale of assets	(319)	(221)	(25)	(32)	(23)	(17)	(1)
Impairment	1	—	—	—	—	1	—
Other adjustments	(100)	—	—	—	(100)	—	—
Periodisation of inventory hedging effect	(183)	—	—	—	(183)	—	—
Adjusted total revenues and other income1)	105,861	38,248	6,910	4,286	104,860	(0)	(48,443)

Purchases [net of inventory variation]	(48,175)	(0)	(70)	—	(95,769)	0	47,664
Adjusting items	173	—	—	—	36	—	137
Eliminations	137	—	—	—	—	—	137
Operational storage effects	41	—	—	—	41	—	—
Provisions	(5)	—	—	—	(5)	—	—
Adjusted purchases [net of inventory variation]	(48,003)	(0)	(70)	—	(95,733)	0	47,801

Operating and administrative expenses	(11,800)	(3,759)	(2,176)	(1,178)	(4,916)	(462)	692
Adjusting items	253	—	283	22	(72)	20	—
Gain/loss on sale of assets	289	—	283	—	—	6	—
Other adjustments	36	—	—	22	—	14	—
Provisions	(72)	—	—	—	(72)	—	—
Adjusted operating and administrative expenses1)	(11,547)	(3,759)	(1,893)	(1,156)	(4,988)	(442)	692

Supplementary disclosures

Items impacting net operating income/(loss) in the full year of 2023 (in USD million)	Equinor group	E&P Norway	E&P International	E&P USA	MMP	REN	Other

Depreciation, amortisation and net impairments	(10,634)	(5,017)	(2,433)	(1,489)	(1,239)	(312)	(143)
Adjusting items	1,259	588	310	(290)	343	300	9
Impairment	1,550	588	310	—	343	300	9
Reversal of impairment	(290)	—	—	(290)	—	—	—
Adjusted depreciation, amortisation and net impairments	(9,374)	(4,429)	(2,123)	(1,779)	(897)	(12)	(134)

Exploration expenses	(795)	(476)	(20)	(299)	—	—	—
Adjusting items	61	—	36	25	—	—	—
Impairment	61	—	36	25	—	—	—
Adjusted exploration expenses	(734)	(476)	16	(274)	—	—	—

Sum of adjusting items	433	496	508	(277)	(742)	303	145
Adjusted operating income/(loss)1)	36,203	29,583	2,840	1,076	3,242	(454)	(84)
Tax on adjusted operating income1)	(25,855)	(23,088)	(1,214)	(304)	(1,364)	63	51
Adjusted operating income/(loss) after tax1)	10,348	6,495	1,626	773	1,877	(391)	(33)
1)Restated for Equinor group, E&P Norway and E&P International due to amended principles for 'over-/underlift'. For further information see Amended principles for Adjusted operating income in the section 'Use and reconciliation of non-
GAAP financial measures' in the Supplementary disclosures.
Equinor fourth quarter 2024

48	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Adjusted operating income after tax by reporting segment

Supplementary disclosures

					Quarters
		Q4 2024			Q3 2024				Q4 2023
(in USD million)	adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax	Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax		Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax
E&P Norway1)	6,805	(5,276)	1,529	5,875	(4,538)	1,337		7,515	(5,957)	1,558
E&P International1)	303	(27)	276	407	(81)	326		623	(401)	222
E&P USA	184	(12)	172	207	(46)	160		168	(90)	78
MMP	659	(302)	356	545	(199)	346		424	(281)	143
REN	(100)	13	(87)	(115)	17	(99)		(179)	33	(146)
Other	45	—	45	(31)	4	(28)		7	(29)	(22)
Equinor group1)	7,896	(5,603)	2,292	6,887	(4,844)	2,042		8,558	(6,725)	1,834
Effective tax rates on adjusted operating income1)			71.0%			70.3%				78.6%

							Full year
					2024				2023
(in USD million)				Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax		Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax
E&P Norway1)				24,564	(19,013)	5,551		29,583	(23,088)	6,495
E&P International1)				2,025	(425)	1,600		2,840	(1,214)	1,626
E&P USA				1,031	(224)	807		1,076	(304)	773
MMP				2,612	(1,174)	1,438		3,242	(1,364)	1,877
REN				(375)	50	(325)		(454)	63	(391)
Other				(60)	50	(10)		(84)	51	(33)
Equinor group1)				29,798	(20,736)	9,062		36,203	(25,855)	10,348
Effective tax rates on adjusted operating income1)						69.6%				71.4%
1)Restated for Q4 2023 and full year 2023 due to amended principles for ‘over-/underlift'. For more information, see Amended principles for Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the
Supplementary disclosures.
Equinor fourth quarter 2024

49	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Reconciliation of adjusted operating income after tax to net income

Supplementary disclosures

		Quarters			Full year
(in USD million)		Q4 2024	Q3 2024	Q4 2023	2024	2023
Net operating income/(loss)	A	8,735	6,905	8,748	30,927	35,770
Income tax	B1	6,188	4,986	6,729	22,157	25,980
Tax on net financial items	B2	(76)	50	155	(107)	256
Income tax less tax on net financial items	B = B1 - B2	6,264	4,935	6,574	22,264	25,724
Net operating income after tax	C = A - B	2,471	1,970	2,174	8,663	10,046
Items impacting net operating income/(loss)1) 2)	D	(839)	(19)	(190)	(1,130)	433
Tax on items impacting net operating income/(loss)2)	E	661	91	(150)	1,529	(131)
Adjusted operating income after tax2)	F = C+D+E	2,292	2,042	1,834	9,062	10,348
Net financial items	G	(548)	365	589	58	2,114
Tax on net financial items	H	76	(50)	(155)	107	(256)
Net income/(loss)	I = C+G+H	1,999	2,285	2,608	8,829	11,904
1)For items impacting net operating income/(loss), see Reconciliation of adjusted operating income in the
Supplementary disclosures.
2)Restated due to amended principles for 'over-/underlift'. For more information, see Amended principles for Adjusted operating income in the section ‘Use and reconciliation of non-GAAP financial measures’ in the Supplementary disclosures.
Reconciliation of adjusted net income to net income

		Quarters			Full year
(in USD million)		Q4 2024	Q3 2024	Q4 2023	2024	2023
Net operating income/(loss)		8,735	6,905	8,748	30,927	35,770
Items impacting net operating income/(loss)1) 2)	A	(839)	(19)	(190)	(1,130)	433
Adjusted operating income1) 2)	B	7,896	6,887	8,558	29,798	36,203
Net financial items		(548)	365	589	58	2,114
Adjusting items	C	106	(204)	(523)	134	(965)
Changes in fair value of financial derivatives used to hedge interest bearing instruments		(4)	(170)	(445)	(46)	(351)
Foreign currency (gains)/losses on certain intercompany bank and cash balances		110	(34)	(78)	179	(614)
Adjusted net financial items	D	(442)	162	65	192	1,149
Income tax	E	(6,188)	(4,986)	(6,729)	(22,157)	(25,980)
Tax effect on adjusting items	F	467	128	(53)	1,344	(54)
Adjusted net income	G = B + D + E + F	1,733	2,191	1,842	9,177	11,318
Less:
Adjusting items	H = A + C	(734)	(222)	(713)	(996)	(531)
Tax effect on adjusting items		467	128	(53)	1,344	(54)
Net income/(loss)		1,999	2,285	2,608	8,829	11,904
Attributable to equity holders of the company		1,996	2,282	2,603	8,806	11,885
Attributable to non-controlling interests		3	3	5	23	19
Attributable to Equity holders in %	I	99.8%	99.9%	99.8%	99.7%	99.8%
Adjusted net income attributable to equity holders of the company	J = G x I	1,730	2,188	1,837	9,154	11,300
Weighted average number of ordinary shares outstanding (in millions)	K	2,739	2,760	2,954	2,821	3,021
Basic earnings per share (in USD)		0.73	0.83	0.88	3.12	3.93
Adjusted earnings per share (in USD)	L = J / K	0.63	0.79	0.62	3.24	3.74
1) For items impacting net operating income/(loss), see Reconciliation of adjusted operating income in the Supplementary disclosures.
2) Restated due to amended principles for 'over-/underlift'. For more information, see Amended principles for Adjusted operating income in the section ‘Use and reconciliation of non-GAAP financial measures’ in the Supplementary disclosures.

Equinor fourth quarter 2024

50	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

	Quarters			Change	Full year
(in USD million)	Q4 2024	Q3 2024	Q4 2023	Q4 on Q4	2024	2023	Change
E&P Norway exploration expenditures	251	188	213	18%	715	662	8%
E&P International exploration expenditures	115	153	125	(8)%	538	301	79%
E&P USA exploration expenditures	33	53	86	(61)%	148	312	(53)%
Group exploration expenditures	400	395	423	(6)%	1,402	1,275	10%
Expensed, previously capitalised exploration expenditures	(7)	6	3	N/A	76	(114)	>(100%)
Capitalised share of current period's exploration activity	(40)	(107)	(49)	(19)%	(288)	(427)	(33)%
Impairment (reversal of impairment)	(10)	3	25	N/A	(5)	61	N/A
Exploration expenses according to IFRS	343	296	402	(14)%	1,185	795	49%
Items impacting net operating income/(loss)1)	—	—	(25)	(100)%	—	(61)	(100)%
Adjusted exploration expenses	343	296	377	(9)%	1,185	734	61%

Supplementary disclosures
Adjusted exploration expenses
1)For items impacting net operating income/(loss), see Reconciliation of adjusted operating income in the Supplementary disclosures.
Calculated ROACE

Calculated ROACE based on IFRS Accounting Standards		31 December
(in USD million, except percentages)		2024	2023

Net income/(loss)	A	8,829	11,904

Average total equity	1	45,440	51,244

Average current finance debt and lease liabilities		7,874	6,446
Average non-current finance debt and lease liabilities		23,071	25,536
- Average cash and cash equivalents		(8,881)	(12,610)
- Average current financial investments		(22,279)	(29,550)
Average net-interest bearing debt	2	(215)	(10,178)

Average capital employed	B = 1+2	45,225	41,066

Calculated ROACE based on Net income/loss and capital employed	A/B	19.5%	29.0%

		31 December
Calculated ROACE based on Adjusted operating income after tax and capital employed adjusted (in USD million, except percentages)		2024	2023

Adjusted operating income after tax1)	A	9,062	10,348

Average capital employed adjusted (B)	B	43,991	41,731

Calculated ROACE based on Adjusted operating income after tax and capital employed1)	A/B	20.6%	24.8%
1)Restated. For more information, see Amended principles for Adjusted operating income in the section ‘Use and reconciliation of non-GAAP financial measures’ in the Supplementary disclosures.
Equinor fourth quarter 2024

51	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Calculation of CFFO after taxes paid, net cash flow before capital distribution and net cash flow

Supplementary disclosures

CFFO information	Quarters			Change	Full year
(in USD million)	Q4 2024	Q3 2024	Q4 2023	Q4 on Q4	2024	2023	Change
Cash flows provided by operating activities before taxes paid and working capital items	9,813	9,233	10,890	(10)%	38,483	48,016	(20)%
Taxes Paid	(5,906)	(2,986)	(8,103)	(27)%	(20,592)	(28,276)	(27)%
Cash flow from operations after taxes paid (CFFO after taxes paid)	3,907	6,247	2,787	40%	17,892	19,741	(9)%

Net cash flow information	Quarters			Change	Full year
(in USD million)	Q4 2024	Q3 2024	Q4 2023	Q4 on Q4	2024	2023	Change
Cash flow from operations after taxes paid (CFFO after taxes paid)	3,907	6,247	2,787	40%	17,892	19,741	(9)%
(Cash used)/received in business combinations	(1,242)	0	(40)	>100%	(1,710)	(1,195)	43%
Capital expenditures and investments	(3,646)	(3,098)	(3,031)	20%	(12,177)	(10,575)	15%
Net (increase)/decrease in strategic non-current financial investments 1)	(2,468)	—	—	N/A	(2,468)	—	N/A
(Increase)/decrease in other interest-bearing items	(60)	(69)	92	N/A	(623)	(87)	>100%
Proceeds from sale of assets and businesses	1,355	6	154	>100%	1,470	272	>100%
Net cash flow before capital distribution	(2,155)	3,086	(37)	>(100%)	2,385	8,154	(71)%
Dividend paid	(1,913)	(1,944)	(2,706)	(29)%	(8,578)	(10,906)	(21)%
Share buy-back	(501)	(4,564)	(518)	(3)%	(6,013)	(5,589)	8%
Net cash flow	(4,570)	(3,422)	(3,262)	(40)%	(12,206)	(8,340)	(46)%
1) Related to the acquisition of 10% ownership share in Ørsted A/S.
Organic capital expenditures

Organic capital expenditures	Quarters			Full year
(in USD billion)	Q4 2024	Q3 2024	Q4 2023	2024	2023
Additions to PP&E, intangibles and equity accounted investments	5.4	3.1	3.8	16.7	14.5
Less:
Acquisition-related additions	1.6	0.0	0.5	3.4	3.2
Right of use asset additions	0.5	0.1	0.3	1.2	1.1
Other additions (with unique cash flow patterns)	0.0	0.0	0.0	0.0	0.0
Organic capital expenditures	3.4	3.1	3.0	12.1	10.2
Equinor fourth quarter 2024

52	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Calculation of capital employed and net debt to capital employed ratio

Supplementary disclosures

Calculation of capital employed and net debt to capital employed ratio		At 31 December	At 31 December
(in USD million)		2024	2023
Shareholders' equity		42,342	48,490
Non-controlling interests		38	10
Total equity	A	42,380	48,500
Current finance debt and lease liabilities		8,472	7,275
Non-current finance debt and lease liabilities		21,622	24,521
Gross interest-bearing debt	B	30,094	31,796
Cash and cash equivalents		8,120	9,641
Current financial investments		15,335	29,224
Cash and cash equivalents and financial investment	C	23,455	38,865
Net interest-bearing debt [9]	B1 = B - C	6,639	(7,069)
Other interest-bearing elements1)		2,583	2,030
Net interest-bearing debt adjusted normalised for tax payment, including lease liabilities*	B2	9,221	(5,040)
Lease liabilities		3,510	3,570
Net interest-bearing debt adjusted*	B3	5,711	(8,610)

Calculation of capital employed and net debt to capital employed ratio		At 31 December	At 31 December
(in USD million)		2024	2023
Calculation of capital employed*
Capital employed	A + B1	49,018	41,431
Capital employed adjusted, including lease liabilities	A + B2	51,601	43,460
Capital employed adjusted	A + B3	48,091	39,890
Calculated net debt to capital employed*
Net debt to capital employed	(B1) / (A+B1)	13.5%	(17.1)%
Net debt to capital employed adjusted, including lease liabilities	(B2) / (A+B2)	17.9%	(11.6)%
Net debt to capital employed adjusted	(B3) / (A+B3)	11.9%	(21.6)%
1)Other interest-bearing elements are cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Equinor Insurance AS classified as current financial investments.
Equinor fourth quarter 2024

53	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Forward-looking statements

Forward-looking statements
This report contains certain forward-looking
statements that involve risks and uncertainties. In
some cases, we use words such as "ambition",
"continue", "could", "estimate", "intend", "expect",
"believe", "likely", "may", "outlook", "plan", "strategy", "will",
"guidance", "targets", and similar expressions to
identify forward- looking statements. Forward-
looking statements include all statements other than
statements of historical fact, including, among others,
statements regarding Equinor's plans, intentions, aims,
ambitions and expectations; the commitment to
develop as a broad energy company and diversify its
energy mix; the ambition to be a leading company in
the energy transition and reduce net group-wide
greenhouse gas emissions; our ambitions and
expectations regarding decarbonisation; future
financial performance, including earnings, cash flow
and liquidity; expectations and ambitions regarding
free cash flow*, returns (including equity returns on
our renewables portfolio) and ROACE*; expectations
and ambitions regarding progress on the energy
transition plan; expectations regarding cash flow and
returns from Equinor’s oil and gas portfolio, CCS
projects and renewables and low carbon solutions
portfolio; our expectations and ambitions regarding
operated emissions, annual CO₂ storage and carbon
intensity; plans to develop fields; expectations, plans
and ambitions for renewables production capacity
and CO₂ transport and storage and investments in
renewables and low carbon solutions; expectations
and plans regarding development of renewables
projects, CCUS and hydrogen businesses and
production of low carbon energy and CCS; our
intention to optimise our portfolio; break-even
considerations, targets and other metrics for
investment decisions; future worldwide economic
trends, market outlook and future economic
projections and assumptions, including commodity
price, currency and refinery assumptions; estimates of
proved reserves; organic capital expenditures
through 2025; expectations regarding investments
and capex through 2027 and estimates regarding
production and development and execution of
projects; expectations regarding future operational
performance, including oil and gas and renewable
power production; estimates regarding tax payments;
expectations and ambitions regarding costs, including
the ambition to keep unit of production cost in the top
quartile of our peer group; scheduled maintenance
activity and the effects thereof on equity production;
completion and results of acquisitions and disposals;
ambitions regarding capital distributions and
expected amount and timing of dividend payments
and the implementation of our share buy-back
programme; and provisions and contingent liabilities.
You should not place undue reliance on these
forward-looking statements. Our actual results could
differ materially from those anticipated in the
forward-looking statements for many reasons.
These forward-looking statements reflect current
views about future events, are based on
management’s current expectations and assumptions
and are, by their nature, subject to significant risks
and uncertainties because they relate to events and
depend on circumstances that will occur in the future.
There are a number of factors that could cause
actual results and developments to differ materially
from those expressed or implied by these forward-
looking statements, including levels of industry
product supply, demand and pricing, in particular in
light of significant oil price volatility; unfavourable
macroeconomic conditions and inflationary
pressures; exchange rate and interest rate
fluctuations; levels and calculations of reserves and
material differences from reserves estimates;
regulatory stability and access to resources, including
attractive low carbon opportunities; the effects of
climate change and changes in stakeholder sentiment
and regulatory requirements regarding climate
change; changes in market demand and supply for
renewables; inability to meet strategic objectives; the
development and use of new technology; social and/
or political instability, including worsening trade
relations; failure to prevent or manage digital and
cyber disruptions to our information and operational
technology systems and those of third parties on
which we rely; operational problems, including cost
inflation in capital and operational expenditures;
unsuccessful drilling; availability of adequate
infrastructure at commercially viable prices; the
actions of field partners and other third-parties;
reputational damage; the actions of competitors; the
actions of the Norwegian state as majority
shareholder and exercise of ownership by the
Norwegian state; changes or uncertainty in or non-
compliance with laws and governmental regulations;
adverse changes in tax regimes; the political and
economic policies of Norway and other oil-producing
countries; regulations on hydraulic fracturing and
low-carbon value chains; liquidity, interest rate, equity
and credit risks; risk of losses relating to trading and
commercial supply activities; an inability to attract
and retain personnel; ineffectiveness of crisis
management systems; inadequate insurance
coverage; health, safety and environmental risks;
physical security risks to personnel, assets,
infrastructure and operations from hostile or
malicious acts; failure to meet our ethical and social
standards; non-compliance with international trade
sanctions; and other factors discussed elsewhere in
this report and in Equinor's Integrated Annual Report
for the year ended December 31, 2023 (including
section 5.2 - Risk factors thereof). Equinor's 2023
Integrated Annual Report is available at Equinor's
website www.equinor.com.
Although we believe that the expectations reflected in
the forward-looking statements are reasonable, we
cannot assure you that our future results, level of
activity, performance or achievements will meet these
expectations. Moreover, neither we nor any other
person assumes responsibility for the accuracy and
completeness of the forward-looking statements. Any
forward-looking statement speaks only as of the date
on which such statement is made, and, except as
required by applicable law, we undertake no
obligation to update any of these statements after
the date of this report, either to make them conform
to actual results or changes in our expectations.
We use certain terms in this document, such as
"resource" and "resources", that the SEC's rules
prohibit us from including in our filings with the SEC.
U.S. investors are urged to closely consider the
disclosures in our Annual Report on Form 20-F for the
year ended December 31, 2023, SEC File No.
1-15200. This form is available on our website or by
calling 1-800-SEC-0330 or logging on to
www.sec.gov
Equinor fourth quarter 2024

54	PRESS RELEASE	FOURTH QUARTER 2024 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
End notes

End notes
1.The group's average liquids price is a volume
weighted average of the segment prices of crude
oil, condensate and natural gas liquids (NGL).
2.The refining reference margin is a typical gross
margin and will differ from the actual margin, due
to variations in type of crude and other feedstock,
throughput, product yields, freight cost, inventory,
etc
3.Liquids volumes include oil, condensate and NGL,
exclusive of royalty oil.
4.Equity volumes represent produced volumes
under a production sharing agreement (PSA)
that correspond to Equinor’s ownership share in a
field. Entitlement volumes, on the other hand,
represent Equinor’s share of the volumes
distributed to the partners in the field, which are
subject to deductions for, among other things,
royalty and the host government's share of profit
oil. Under the terms of a PSA, the amount of profit
oil deducted from equity volumes will normally
increase with the cumulative return on investment
to the partners and/or production from the
licence. Consequently, the gap between
entitlement and equity volumes will likely increase
in times of high liquids prices. The distinction
between equity and entitlement is relevant to
most PSA regimes, whereas it is not applicable in
most concessionary regimes such as those in
Norway, the UK, the US, Canada and Brazil.
5.Transactions with the Norwegian state. The
Norwegian state, represented by the Ministry of
Trade, Industry and Fisheries, is the majority
shareholder of Equinor and it also holds major
investments in other entities. This ownership
structure means that Equinor participates in
transactions with many parties that are under a
common ownership structure and therefore meet
the definition of a related party. Equinor
purchases liquids and natural gas from the
Norwegian state, represented by SDFI (the State's
Direct Financial Interest). In addition, Equinor sells
the State's natural gas production in its own name,
but for the Norwegian state's account and risk,
and related expenditures are refunded by the
State
6.The production guidance reflects our estimates of
proved reserves calculated in accordance with
US Securities and Exchange Commission (SEC)
guidelines and additional production from other
reserves not included in proved reserves
estimates.
7.The group's average realised piped gas prices
include all realised piped gas sales, including both
physical sales and related paper positions.
8.The internal transfer price paid from the MMP
segment to the E&P Norway, E&P International
and E&P USA segments.
9.Since different legal entities in the group lend to
projects and others borrow from banks, project
financing through external bank or similar
institutions is not netted in the balance sheet and
results in over-reporting of the debt stated in the
balance sheet compared to the underlying
exposure in the group. Similarly, certain net
interest-bearing debt incurred from activities
pursuant to the Marketing Instruction of the
Norwegian government are offset against
receivables on the SDFI. Some interest-bearing
elements are classified together with non-interest
bearing elements and are therefore included
when calculating the net interest-bearing debt.
Equinor fourth quarter 2024
www.equinor.com
Wind turbines off coast UK
Equinor fourth quarter 2024
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
EQUINOR ASA
(Registrant)
Dated: 5 February 2025
By: _/s/ Torgrim Reitan
Name: Torgrim Reitan
Title: Chief Financial Officer